UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
April 18, 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Andri Herawan Sasoko

----------------------------------------------------

Andri Herawan Sasoko

Acting VP Investor Relations

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk. and its subsidiaries

Consolidated financial statements

as of March 31, 2024 and for the three months period then ended (unaudited)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND FOR THE THREE MONTHS PERIOD THEN ENDED

(UNAUDITED)

Statement of the Board of Directors

regarding the Board of Director's Responsibility for

Consolidated Financial Statement as of March 31, 2024

and for three months period ended (unaudited)

Perusahaan Perseroan (Persero) PT Telekomunikasi 1ndonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, we undersigned:

1.	Name	:	Ririek Adriansyah
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Karang Tengah Raya Pertanian I/99 RT 05 RW 04
Kelurahan Lebak Bulus, Kecamatan Cilandak, Jakarta Selatan
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Heri Supriadi
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Rancamayar No. 18 RT 001 RW 008 Kelurahan Gumuruh Kecamatan Batununggal, Bandung
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance and Risk Management

hereby state as follows:

1.

We are responsible for the preparahon and presentation of the consolidated :financial statement of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the "Company") and its subsidiaries as of March 31, 2024 and for three months period ended;

2.

The Company and its subsidiaries' consolidated financial statement as of March 31, 2024 and for three months period ended have been prepared and presented in accordance with Indonesian Financial Accounting Standards;

3.	All information has been fully and correctly disclosed in the Company and its subsidiaries' consolidated financial statement;

4.	The Company and its subsidiaries' consolidated financial statement do not contain false material information or facts, nor-do they omit any material information -0r facts;

5.	We are responsible for the Company and its subsidiaries' internal control system.

This statement is considered to be true and correct.

Jakarta, April 17, 2024

/s/ Ririek Adriansyah Ririek Adriansyah President Director	/s/ Heri Supriadi Heri Supriadi Director of Finance and Risk Management

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2024 (unaudited) and December 31, 2023 (audited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	March 31, 2024	December 31, 2023
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,32,37	29,521	29,007
Other current financial assets	4,32,37	1,463	1,661
Trade receivables - net allowance for expected
credit losses
Related parties	5,32,37	2,336	1,918
Third parties	5,37	9,484	8,749
Contract assets	6,32	2,848	2,704
Inventories	7	1,069	997
Contract cost	9	859	653
Claim for tax refund and prepaid taxes	27	2,544	1,928
Other current assets	8,32	8,658	7,996
Total Current Assets		58,782	55,613

NON-CURRENT ASSETS
Contract assets	6,32	30	26
Long-term investments	10	7,774	8,162
Contract cost	9	1,365	1,568
Property and equipment	11,32,35a	179,470	180,755
Right-of-use assets	12a	23,169	22,584
Intangible assets	14	8,627	8,731
Deferred tax assets	27f	3,501	4,170
Other non-current assets	13,27,32	5,318	5,433
Total Non-current Assets		229,254	231,429
TOTAL ASSETS		288,036	287,042

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	15,32,37	658	585
Third parties	15,37	15,886	18,023
Contract liabilities	17a,32	6,816	6,848
Other payables	37	520	441
Taxes payable	27c	4,108	4,525
Accrued expenses	16,32,37	14,451	13,079
Customer deposits	32	3,449	2,566
Short-term bank loans	18a,32,37	7,686	9,650
Current maturities of long-term
loans and other borrowings	18b,32,37	7,537	10,276
Current maturities of lease liabilities	12a,37	6,801	5,575
Total Current Liabilities		67,912	71,568

NON-CURRENT LIABILITIES
Deferred tax liabilities	27f	861	841
Contract liabilities	17b,32	2,333	2,591
Long service award provisions	31	1,203	1,153
Pension benefits and other post-employment
benefits obligations	30	11,758	11,414
Long-term loans and other borrowings	19,32,37	25,677	27,773
Lease liabilities	12a,37	13,601	14,850
Other liabilities		277	290
Total Non-current Liabilites		55,710	58,912
TOTAL LIABILITIES		123,622	130,480

EQUITY
Capital stock	21	4,953	4,953
Additional paid-in capital		2,711	2,711
Other equity	22	9,758	9,639
Retained earnings
Appropriated	29	15,337	15,337
Unappropriated		109,158	103,104
Net equity attributable to:
Owners of the parent company		141,917	135,744
Non-controlling interest	20	22,497	20,818
TOTAL EQUITY		164,414	156,562
TOTAL LIABILITIES AND EQUITY		288,036	287,042

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Three Months Period Ended March 31, 2024 and 2023 (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2024	2023
REVENUES	23,32	37,429	36,090

COST AND EXPENSES
Operation, maintenance, and telecommunication
service expenses	25,32	(9,625)	(9,174)
Depreciation and amortization expenses	11,12a,14	(8,085)	(7,881)
Personnel expenses	24	(4,128)	(3,739)
Interconnection expenses	32	(1,937)	(1,578)
General and administrative expenses	26,32	(1,524)	(1,842)
Marketing expenses	32	(794)	(763)
Unrealized gain (loss) on changes in fair value of investments	10	(403)	430
Other expense - net		(2)	(5)
Gain (loss) on foreign exchange - net		77	(107)

OPERATING PROFIT		11,008	11,431

Finance income	32	335	239
Finance cost	32	(1,199)	(1,075)
Share of profit (loss) of long-term investment in associates	10	(1)	2

PROFIT BEFORE INCOME TAX		10,143	10,597

INCOME TAX (EXPENSE) BENEFIT	27d
Current		(1,646)	(1,728)
Deferred		(677)	(421)
		(2,323)	(2,149)

PROFIT FOR THE PERIOD		7,820	8,448

OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	22	119	(129)
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Defined benefit actuarial gain (loss) - net	30	0	60
Other comprehensive income (loss) - net		119	(69)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		7,939	8,379

Profit for the period attributable to:
Owners of the parent company		6,053	6,424
Non-controlling interests	20	1,767	2,024
		7,820	8,448
Total comprehensive income for the period attributable to:
Owners of the parent company		6,173	6,355
Non-controlling interests		1,766	2,024
		7,939	8,379
BASIC EARNINGS PER SHARE
(in full amount)	28
Profit per share		61.10	64.85
Profit per ADS (100 Series B shares per ADS)		6,110.30	6,484.81

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three Months Period Ended March 31, 2024 and 2023 (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2024		4,953	2,711	9,639	15,337	103,104	135,744	20,818	156,562
Changes in non-controlling interest		-	-	-	-	-	-	(9)	(9)
Repurchase of non-controlling interest shares	1e	-	-	-	-	-	-	(78)	(78)
Profit for the period	20	-	-	-	-	6,053	6,053	1,767	7,820
Other comprehensive income (loss) - net		-	-	119	-	1	120	(1)	119
Balance, March 31, 2024		4,953	2,711	9,758	15,337	109,158	141,917	22,497	164,414

The accompanying notes form an integral part of these consolidated financial statements.

5

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the Three Months Period Ended March 31, 2024 and 2023 (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2023		4,953	2,711	9,697	15,337	96,560	129,258	20,004	149,262
Profit for the period	20	-	-	-	-	6,424	6,424	2,024	8,448
Other comprehensive income (loss) - net		-	-	(129)	-	60	(69)	-	(69)
Balance, March 31, 2023		4,953	2,711	9,568	15,337	103,044	135,613	22,028	157,641

6

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Period Ended March 31, 2024 and 2023 (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		36,326	34,957
Cash receipts from tax refund		552	1,276
Cash receipts from interests		323	232
Cash payments for expenses		(12,040)	(15,097)
Cash payments to employees		(3,952)	(3,252)
Cash payments for corporate and final income taxes		(2,924)	(1,805)
Cash payments for finance costs		(1,281)	(1,157)
Cash payments for short-term and low-value lease assets	12a	(843)	(741)
Cash payments for value added taxes - net		(293)	(1,416)
Cash receipts from others - net		(38)	(620)

Net cash provided by operating activities		15,830	12,377

CASH FLOWS FROM INVESTING ACTIVITIES
(Placement in) proceeds from other current financial assets - net		181	(353)
Proceeds from insurance claims	11	38	104
Proceeds from sale of property and equipment	11	-	11
Purchase of property and equipment	11,39	(5,466)	(9,620)
Purchase of intangible assets	14,39	(793)	(559)
Addition of long-term investment in financial instrument		-	(206)
(Increase) decrease of other assets		(14)	65

Net cash used in investing activities		(6,054)	(10,558)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	18,19	6,328	7,182
Repayments of loans and other borrowings	18,19	(13,133)	(8,591)
Repayments of principal portion of lease liabilities	39	(2,556)	(2,265)
Placement in shares buyback of subsidiary	1e	(78)	-

Net cash used in financing activities		(9,439)	(3,674)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		337	(1,855)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		178	(156)

ALLOWANCE FOR EXPECTED CREDIT LOSSES		(1)	(1)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	3	29,007	31,947

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	3	29,521	29,935

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL

a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies which was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”).

The Company was established based on Notarial Deed of Imas Fatimah, S.H. No. 128 dated September 24, 1991. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association had been amended several times, with the latest amendments made is in relation with adjustments of the Company’s business activities in the Articles of Association with the Standard Classification of Indonesian Business Fields in 2020.

Amendments to the Company’s Articles of Association as stated in the Notarial Deed of Ashoya Ratam, S.H., M.Kn. No. 37 dated June 22, 2022 has been received and approved by the Minister of Law and Human Rights of the Republic of Indonesia (“MoLHR”) based on letter No. AHU-0044650.AH.01.02. Year of 2022 dated June 29, 2022 concerning the Acceptance of Notification Approval of Amendment to the Articles of Association of the Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk.

In accordance with Article 3 of the Company’s Articles of Association, the scope of the Company’s activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company by applying the Limited Liability Company principle. To achieve these objectives, the Company is involved in the following activities:

i.	Main business:
(a)

Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with the prevailing laws and regulations.

(b)	Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with the prevailing laws and regulations.
(c)	Investing, including in the form of equity contribution in other companies, in line with and to achieve the purposes and objectives of the Company.

ii.	Supporting business:
(a)	Providing payment transactions and money transfer services through telecommunications and information networks.
(b)	Performing other activities and undertakings in connection with the optimization of the Company's resources, which includes the utilization of the Company's property and equipment and movable assets, information systems, education and training, and repair and maintenance facilities.
(c)	Collaborating with other parties in order to optimize the information, communication or technology resources owned by other service provider in information, communication and other technology industries to achieve the purposes and objectives of the Company.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and general information (continued)

The Company is domiciled and headquartered in Bandung, West Java, located at Jalan Japati No.1, Bandung.

The Company was granted several networks and/or services provision licenses by the Government which are valid for an unlimited period of time, given that the Company complies with the prevailing laws and regulations and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), replacing the previously known as Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise of several informations, such as network development progress, service quality standard achievement, number of customers, license payment, and universal service contribution. Meanwhile, for internet telephone services for public purpose, internet interconnection service, and internet access service, additional information is required, such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of service	Grant date/latest renewal date
License to operate internet telephone services for public purpose	127/KEP/DJPPI/KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate internet service provider	2176/KEP/M.KOMINFO/12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/M.KOMINFO/16/2017	Content service provider	May 16, 2017
License for the implementation of internet interconnection services	1004/KEP/M.KOMINFO/ 2018	Internet interconnection services	December 26, 2018
License to operate data communication system services	046/KEP/M.KOMINFO/02/2020	Data communication system services	August 3, 2020
License of IPTV service provider	022/KEP/M.KOMINFO/02/2021	Multimedia IPTV service provider	February 25, 2021
License of electronic money issuer and money transfer	Bank Indonesia License 23/587/DKSP/Srt/B	Electronic money and oney transfer service	July 1, 2021
License to operate fixed network long distance direct line	073/KEP/M.KOMINFO/02/2021	Fixed network long distance direct line	August 23, 2021
License to operate fixed international network	082/KEP/M.KOMINFO/02/2021	Fixed international network	October 8, 2021
License to operate fixed closed network	094/KEP/M.KOMINFO/02/2021	Fixed closed network	December 9, 2021
License to operate circuit switched-based local fixed line network	095/KEP/M.KOMINFO/02/2021	Circuit switched-based and packet switched-based local fixed line network	December 9, 2021

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees

i.Boards of Commissioners and Directors

Based on the resolutions made at Annual General Meeting (“AGM”) of Stockholders of the Company as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 35 dated June 23, 2023, the composition of the Company’s Boards of Commissioners and Directors as of March 31, 2024 and December 31, 2023, respectively, were as follows:

	March 31, 2024	December 31, 2023
President Commissioner/ Independent Commissioner	Bambang Permadi Soemantri Brojonegoro	Bambang Permadi Soemantri Brojonegoro
Independent Commissioner	Wawan Iriawan	Wawan Iriawan
Independent Commissioner	Bono Daru Adji	Bono Daru Adji
Independent Commissioner*	-	Abdi Negara Nurdin
Commissioner	Arya Mahendra Sinulingga	Arya Mahendra Sinulingga
Commissioner	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Commissioner	Ismail	Ismail
Commissioner	Rizal Mallarangeng	Rizal Mallarangeng
Commissioner	Isa Rachmatarwata	Isa Rachmatarwata
Commissioner	Silmy Karim	Silmy Karim
President Director	Ririek Adriansyah	Ririek Adriansyah
Director of Enterprise & Business Service	F.M. Venusiana R.	F.M. Venusiana R.
Director of Digital Business	Muhamad Fajrin Rasyid	Muhamad Fajrin Rasyid
Director of Human Capital Management	Afriwandi	Afriwandi
Director of Finance & Risk Management	Heri Supriadi	Heri Supriadi
Director of Network & IT Solution	Herlan Wijanarko	Herlan Wijanarko
Director of Strategic Portfolio	Budi Setyawan Wijiaya	Budi Setyawan Wijiaya
Director of Wholesale & International Services	Bogi Witjaksono	Bogi Witjaksono
Director of Group Business Development	Honesti Basyir	Honesti Basyir

*

Based on Notification Letter of VP Investor Relations No. Tel.03/LP 000/DCI-M0200000/2024 addressed to Indonesian Financial Services Authority regarding the Resignation of the Company’s Independent Commissioners, starting from January 19, 2024, Mr. Abdi Negara Nurdin no longer serve as the Company's Independent Commissioner.

ii.Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of March 31, 2024 and December 31, 2023, respectively, were as follows:

	March 31, 2024	December 31, 2023
Chairman	Bono Daru Adji	Bono Daru Adji
Member	Bambang Permadi Soemantri Brojonegoro	Bambang Permadi Soemantri Brojonegoro
Member	Wawan Iriawan	Wawan Iriawan
Member*	-	Abdi Negara Nurdin
Member	Emmanuel Bambang Suyitno	Emmanuel Bambang Suyitno
Member	Edy Sihotang	Edy Sihotang
Corporate Secretary**	R. Achmad Faisal	Anetta Hasan
Internal Audit	Daru Mulyawan	Daru Mulyawan

*

Based on the Company’s Board of Commissioner's Letter No. 04/KEP/DK/2024 dated February 6, 2024 regarding the Composition of the Company's Audit Committee Members, Mr. Abdi Negara Nurdin no longer serve as member of the Company's Audit Committee.

**

Based on Notification Letter of VP Investor Relations No. Tel.11/LP 000/DCI-M0000000/2024 addressed to Indonesian Financial Services Authority about Information regarding The Appointment of the Company’s Corporate Secretary, starting from March 18, 2024, Ms. Anetta Hasan no longer serve as the Company’s Corporate Secretary and Mr.R. Achmad Faisal was appointed as Interim Corporate Secretary.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees (continued)

iii.Employees

As of March 31, 2024 and December 31, 2023, the Company and its subsidiaries (collectively referred to as “the Group”) had 23,064 employees and 20,605 employees (unaudited), respectively.

c.	Public offering of securities of the Company

The Company’s number of shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which were covered by Notarial Deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraordinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved phase I, II, III, and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Public offering of securities of the Company (continued)

During the period of December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company had sold all such shares.

At the AGM held on April 19, 2013 as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 38 dated April 19, 2013, the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III. At the AGM held on April 19, 2013, the minutes of which were covered by Notarial Deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increased from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares. Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”)and delisted from the LSE, respectively.

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III.

On June 29, 2016, the Company sold the treasury shares phase IV.

At the AGM held on April 27, 2018, as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 35 dated May 15, 2018, the stockholders approved the changes of the Company’s plan on the transfer of shares from the repurchase through the withdrawal of 1,737,779,800 shares of treasury stock, by reducing the issued and paid-up capital from the initial amount of Rp5,040 billion into amount of Rp4,953 billion. Thus, in order to comply with the provisions of Article 33 UU No. 40 of 2007 concerning Limited Liability Companies, the AGM approved the reduction of the Company's authorized capital from the original Rp20,000 billion to Rp19,500 billion, so the Company's total authorized share capital became 1 Series A Dwiwarna and 389,999,999 Series B shares.

As of March 31, 2024, all of the Company’s Series B shares are listed on the IDX and 40,620,118 ADS or equivalent to 3,973,451,980 Series B shares are listed on the NYSE (Note 21).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with nominal of Rp2,200 billion for Series A with a seven-year period, Rp2,100 billion for Series B with a ten-year period, Rp1,200 billion for Series C with a fifteen-year period, and Rp1,500 billion for Series D with a thirty-year period, all of which are listed on the IDX (Note 19b).

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries

As of March 31, 2024 and December 31, 2023, the Company has consolidated the following directly and indirectly owned subsidiaries (Notes 2b and 2d):

i.Direct subsidiaries:

					Total assets before
		Start year of	Percentage of ownership*		elimination
		operation	March 31,	December 31,	March 31,	December 31,
Subsidiary	Nature of business	commencement	2024	2023	2024	2023
PT Telekomunikasi	Mobile	1995	70	70	111,519	112,966
Selular	telecommunication,
(“Telkomsel”)**	fixed broadband, network
	service, and IPTV

PT Dayamitra	Leasing of towers and	1995	72	72	57,309	57,010
Telekomunikasi Tbk.	digital support services
(“Mitratel”)	for mobile infrastructure

PT Multimedia	Network	1998	100	100	17,992	18,457
Nusantara	telecommunication
(“Metra”)	services and multimedia

PT Telekomunikasi	International	1995	100	100	17,929	15,175
Indonesia	telecommunication
International	and information
(“Telin”)	services

PT Telkom Satelit	Telecommunication -	1996	100	100	7,901	7,938
Indonesia	provides satellite
(“Telkomsat”)	communication
	system and its
	related services

PT Telkom Data	Data center	1996	100	100	7,260	4,059
Ekosistem
(“TDE”)

PT Sigma Cipta	Hardware and software	1988	100	100	6,720	7,616
Caraka	computer consultation
(“Sigma”)	service

PT Graha Sarana Duta	Developer, trade, service	1982	100	100	5,618	5,614
("GSD")	and transportation

PT Telkom Akses	Construction, service	2013	100	100	4,475	4,777
(“Telkom Akses”)	and trade in the field of
	telecommunication

PT Metra-Net	Multimedia portal service	2009	100	100	2,051	1,654
(“Metra-Net”)

PT Infrastruktur	Developer service and	2014	100	100	1,240	1,261
Telekomunikasi	trading in the field
Indonesia	of telecommunication
(“Telkom Infra”)

PT PINS Indonesia	Trade in telecommunication	1995	100	100	715	775
(“PINS”)	devices

PT Napsindo	Telecommunication -	1999; ceased	60	60	5	5
Primatel	provides Network	operations on
Internasional	Access Point ("NAP"),	January 13,
(“Napsindo”)	Voice Over Data ("VOD")	2006
	and other related services

PT Telkom	Network	2024	100	100	0	0
Infrastruktur	telecommunication
Indonesia	and information services
(“Infraco”)

*Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

**Refer to Note 1e for details of the Company’s ownership changes in Telkomsel.

All direct subsidiaries are domiciled in Indonesia.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.Indirect subsidiaries:

					Total assets before
		Start year of	Percentage of ownership*		elimination
		operation	March 31,	December 31,	March 31,	December 31,
Subsidiary	Nature of business	commencement	2024	2023	2024	2023
PT Metra Digital	Trading, information	2013	100	100	8,565	8,556
Investama	and multimedia
(“MDI”)	technology,
	entertainment
	and investment
	services

Telekomunikasi	Telecommunication	2008	100	100	5,546	3,499
Indonesia	and related
International Pte. Ltd.	services
("Telin Singapore"),
domiciled in
Singapore

Telekomunikasi	Investment	2010	100	100	4,633	3,842
Indonesia	holding and
International Ltd.	telecommunication
("Telin Hong Kong"),	services
domiciled in
Hong Kong

NeutraDC	Data center	2024	100	100	3,242	-
Singapore Pte. Ltd.
(“NeutraDC Singapore”)
domiciled in
Singapore

PT Infomedia	Information provider	1984	100	100	2,284	2,248
Nusantara	services, contact
(“Infomedia”)	center and content
	directory

PT Telkom Landmark	Property development	2012	55	55	1,939	1,986
Tower	and management
(“TLT”)	services

PT Finnet Indonesia	Information	2006	60	60	1,788	1,761
(“Finnet”)	technology
	services

PT Persada Sokka	Leasing of towers	2008	100	100	1,685	1,622
Tama	and other
("PST")	telecommunication
	services

PT Nuon Digital	Digital content	2010	100	100	1,539	1,194
Indonesia	exchange hub
(“Nuon”)	services

Telekomunikasi	Telecommunication	2012	100	100	1,099	1,082
Indonesia	networks, mobile,
International (TL) S.A.	internet, and
("Telkomcel"),	data services
domiciled in
Timor Leste

PT Telkomsel Mitra	Business	2019	100	100	1,028	1,030
Inovasi	management
(“TMI”)	consulting and
	investment
	services

PT Administrasi	Health insurance	2003	100	100	787	757
Medika	administration
(“Ad Medika”)	services

*Percentage of ownership amounting to 99.99% is presented into rounding of 100%

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.Indirect subsidiaries (continued):

					Total assets before
		Start year of	Percentage of ownership*		elimination
		operation	March 31,	December 31,	March 31,	December 31,
Subsidiary	Nature of business	commencement	2024	2023	2024	2023
PT Metra Digital	Telecommunication	2013	100	100	742	993
Media	information and other
(“MD Media”)	information services

PT Telkomsel	Business management	2021	100	100	715	777
Ekosistem Digital	consulting services
("TED")	and investment
	and/or investment
	in other companies

PT Teknologi Data	Telecommunication	2013	60	60	607	606
Infrastruktur	service and
(“TDI”)	data center

PT Swadharma	Cash replenishment	2001	51	51	400	397
Sarana Informatika	services and
(“SSI”)	ATM maintenance

PT Digital Aplikasi	Communication	2014	100	100	354	341
Solusi	system services
("Digiserve")

TS Global	Satellite services	1996	70	70	339	420
Network Sdn. Bhd.
(“TSGN”),
domiciled in
Malaysia

PT Nusantara Sukses	Service and trading	2014	100	100	291	292
Investasi
(“NSI”)

PT Graha Yasa	Tourism and	2012	51	51	290	290
Selaras	hospitality services
(”GYS”)

PT Graha Telkomsigma	Management and	1999	100	100	253	333
("GTS")	consultation
	services

Telekomunikasi	Telecommunication	2014	100	100	215	212
Indonesia	and information
International (USA) Inc.	services
(“Telin USA”),
domiciled in USA

PT Collega Inti	Trading and services	2001	70	70	205	191
Pratama
("CIP")

PT Nutech Integrasi	System integrator	2001	60	60	204	227
(“Nutech”)	service

PT Media Nusantara	Consultation services	2012	55	55	137	136
Data Global	of hardware, software,
("MNDG")	data center, and
	internet exchange

Telekomunikasi	Telecommunication	2013	70	70	124	125
Indonesia International	and information
(Malaysia) Sdn. Bhd.	services
(”Telin Malaysia”),
domiciled in
Malaysia

*Percentage of ownership amounting to 99.99% is presented into rounding of 100%

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

e.	Subsidiaries (continued)

ii.Indirect subsidiaries (continued):

					Total assets before
		Start year of	Percentage of ownership*		elimination
		operation	March 31	December 31	March 31	December 31
Subsidiary	Nature of business	commencement	2024	2023	2024	2023
Telekomunikasi	Telecommunication	2013	100	100	55	67
Indonesia	and information
International	services
(Australia) Pty. Ltd.
(“Telin Australia”),
domiciled in
Australia

PT Metra TV	Subscription	2013	100	100	51	50
(“Metra TV”)	broadcasting
	services

PT Metraplasa	Network and	2012; ceased	60	60	30	30
(“Metraplasa”)	e-commerce	operations on
	services	October, 2020

PT Pojok Celebes	Travel agent services	2008	100	100	29	44
Mandiri
("PCM")

PT Bosnet Distribution	Trade and consultation	2012	20	60	-	40
Indonesia	services
(“BDI”)**

*Percentage of ownership amounting to 99.99% is presented into rounding of 100%

**BDI is no longer a subsidiary entity with indirect ownership (Note 1e).

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

e.	Other important informations

i.	Telkomsel

On June 27, 2023, the Company signed the Spin-off Decree of IndiHome Business to Telkomsel in Notarial Deed Aulia Taufani, S.H., No. 140 that has been approved by AGM of Stockholders based on Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 35 dated June 23, 2023. The value of IndiHome business segment transferred is Rp58,250 billion. In parallel, Singapore Telecom Mobile Pte. Ltd. ("Singtel"), Telkomsel's minority shareholder, also decided to participate in the capital injection in the form of cash to Telkomsel of Rp2,713 billion. As the result of this, starting from July 1, 2023, the Company's effective ownership in Telkomsel increased from 65% to 69.9% and Singtel's ownership is diluted from 35% to 30.1%.

ii.	Mitratel

Share buyback

On March 6, 2023, Mitratel announced another share buyback with a maximum amount of Rp1,500 billion. The buyback period for Mitratel's shares starts from April 14, 2023. As of December 31, 2023 Mitratel has conducted share buyback amounting to 47,700,000 shares or equivalent to Rp31 billion. Furthermore, from January 1, 2024 until March 31, 2024 Mitratel has conducted share buyback amounting to 114,750,000 shares or equivalent to Rp78 billion.

Tower acquisition

(a)	On March 1, 2023, Mitratel and PT Indosat Tbk. (“Indosat”) signed a Seller Closing Certificate for the acquisition of 997 Indosat’s telecommunications towers amounting to Rp1,648 billion. Mitratel and Indosat also agreed to lease back 983 slots of Indosat’s telecommunications towers for 10 years lease period. In addition, Indosat has also agreed to order 3,500 colocations for the next 3 years which will be compensated by Mitratel amounting to Rp473 billion as commitment and as of March 31, 2024, Mitratel has paid Rp406 billion.

(b)	On November 24, 2023, Mitratel acquired 803 telecommunication towers belonging to PT Gametraco Tunggal for Rp1,753 billion.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

e.	Other important informations (continued)

iii.	TDI

Based on Notarial Deed of Jimmy Tanal, SH., MKn No. 201 dated October 25, 2023, the shareholders approved the issuance of 4,825,932 new shares with nominal value per share of Rp104,438, of which TDE took 2,451,319 shares or amounted to Rp256 billion, ST Dynamo ID Pte. Ltd. took 2,077,787 shares or amounted to Rp217 billion, and PT Medco Power Indonesia took 296,826 shares or amounted to Rp31 billion. The additional capital contribution dilutes TDE's ownership into 60.0%. Effect of this dilution was recognized as differences in non-controlling interest ownership acquisition transaction of subsidiary amounted to Rp6 billion.

iv.	NeutraDC Singapore

Based on Accounting and Corporate Regulatory Authority Singapore (“ACRA”) documents,TDE established NeutraDC Singapore which is domiciled in Singapore on December 7, 2023, by the issuance of 1 share with par value of SGD 1.

v.	Infraco

Based on Notarial Deed of Aulia Taufani, S.H. No. 26 dated December 8, 2023, the Company and Metra established Infraco by the issuance of 125 shares with total nominal value of Rp12,5 million.

vi.	Metra

Based on Notarial Deed of Utiek Rochmuljati Abdurachman, S.H., M.L.I., M.Kn., No. 31 dated February 29, 2024, regarding the acquisition of BDI between Metra and PT Algolab Solution, where Metra sold 40% of its ownership with a transaction value amounted to Rp29 billion, thus BDI is no longer as indirect subsidiary of the Company.

f.	Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on April 17, 2024.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION

The Group consolidated financial statements have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") including Indonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of Institute of Indonesian Chartered Accountants and  Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.	Basis of preparation of the consolidated financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing, and financing activities.

The reporting currency in the consolidated financial statements is the Indonesian Rupiah (“Rp”) which is also the functional currency of the Group, except for subsidiaries whose functional currency is the US Dollar, Australian Dollar, and Malaysian Ringgit.

Figures in the consolidated financial statements containing values under Rp1 billion and US$1 million are presented with zero.

New accounting standards

On January 1, 2024, the Group adopted the new and revised statement of financial accounting standards and interpretations of financial accounting standards effective from that date. Adjustments to the Group's accounting policies have been made as required, in accordance with the transitional provisions of the respective standards and interpretations. The adoption of the new and revised standards and interpretations did not result in major changes to the Group's accounting policies and had no material effect on the amounts reported for the current or prior financial year:

i.	Amendment PSAK 201: Presentation of Financial Statements
ii.	Amendment PSAK 116: Leases
iii.	Amendment PSAK 207: Statements of Cash Flow and PSAK 107 Financial Instruments: Disclosures

Financial Accounting Standards Pillars

These standards provides requirements and guidelines for entities to apply the correct financial accounting standards in preparing general purpose financial statements. There will be 4 (four) financial accounting standards that are currently applied in Indonesia, namely:

i.	Pillar 1 International Financial Accounting Standards,
ii.	Pillar 2 Indonesian Financial Accounting Standards (PSAK),
iii.	Pillar 3 Indonesian Financial Accounting Standards for Private Entities/Indonesian Financial Accounting Standards for Entities without Pubic Accountability, and
iv.	Pillar 4 Indonesian Financial Accounting Standards for Micro Small and Medium Entities.

Financial Accounting Standards Nomenclature

This standard regulates the new numbering for financial accounting standards applicable in Indonesia issued by DSAK IAI.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

a.	Basis of preparation of the consolidated financial statements (continued)

Accounting standards issued but not yet effective

Effective January 1, 2025

i.	Amendment PSAK 221: Effect of Changes in Foreign Exchange Rate

This amendment clarifies the lack of interchangeability.

b.	Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has power over the investee, exposure or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i.The contractual arrangement with the other vote holders of the investee,
ii.Rights arising from other contractual arrangements, and
iii.The Group's voting rights and potential voting rights.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gains financial control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intra-Group assets and liabilities, equity, revenue and expenses and cash flow relating to transactions within Group are fully eliminated on consolidation.

In case of loss of control over a subsidiary, the Group:

i.	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
ii.	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
iii.	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
iv.	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control; and
v.	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

c.	Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter No. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.	Business combinations and goodwill

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed, and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

d.	Business combinations and goodwill (continued)

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends immediately after the Company receives the information about the facts and circumstances that existed at the acquisition date or learns that additional information cannot be obtained. However, the measurement period must not exceed one year from the date of acquisition.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 338, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares, or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method.

In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 338, all balances of the Difference In Value of Restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash in banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other current financial assets” in the consolidated statements of financial position.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

f.Inventories

Inventories consist of components, which represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module ("SIM") cards, handsets, wireless broadband modems, and prepaid vouchers which are expensed upon sale.

Inventories are valued at the lower of cost and net realizable value. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less estimated cost to sell or determining the prevailing replacement costs.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

g.Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method. Prepaid expenses are presented in the consolidated statement of financial position as part of other current assets and other non-current assets.

h.	Intangible assets

Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses (if any). Intangible assets are amortized over their estimated useful lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of the reporting period. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill, are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	3-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

i.Property and equipment

Property and equipment are stated at cost less accumulated depreciation, and impairment losses, (if any).

The cost of an item of property and equipment includes: (a) purchase price; (b) any costs directly attributable to bringing the asset to its location and condition; and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-50
Leasehold improvements	2-10
Switching equipment	3-15
Telegraph, telex, and data communication equipment	5-15
Transmission installation and equipment	3-40
Satellite, earth station, and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Vehicles	4-8
Other telecommunication peripherals	5
Office equipment	2-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life, and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received, nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware cannot be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

i.Property and equipment (continued)

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized to related property and equipment account.

Property under construction is stated at cost less impairment (if any), until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed, and the asset is ready for its intended use or sale.

j.Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract, except in cases where the Group is reasonably certain of exercising renewal options contractually foreseen.

The Group has made use of the package of practical expedients available within PSAK 116, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as short-term leases;
●	the exclusion of initial direct costs for the measurement of the right-of-use asset (“ROU”) as short-term leases;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	not to separate non-lease components from lease components, and instead, account for both as a single lease component; and
●	not to recognize a lease liability and a ROU asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when it is new).

The Group applies the definition of a lease and related guidance set out in PSAK 116 to all lease contracts.

i.	The Group as lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

The Group recognizes ROU assets at the commencement date of the lease. ROU assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, restoration costs and lease payments made at or before the commencement date less any lease incentives received.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

j.Leases (continued)

i.The Group as lessee (continued)

ROU assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Land rights	1-33
Buildings	1-30
Transmission installation and equipment	1-25
Vehicles	1-6
Others	1-6

If ownership of the ROU asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The ROU assets are subject to impairment in accordance with PSAK 236: Impairment of Assets.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments, or a change in the assessment of an option to purchase the underlying asset.

Short-term leases with a duration of less than 12 months and low-value assets leases, as well as those lease elements, partially or totally not complying with the principles of recognition defined by PSAK 116 will be treated similarly to operating leases. The Group will recognize those lease payments on a straight-line basis over the lease term in the consolidated statements of profit or loss and other comprehensive income.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

j.Leases (continued)

ii.	The Group as lessor

Under PSAK 116, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. Leases in which the Group transfers substantially all the risks and rewards incidental to ownership of an asset are classified as finance leases, otherwise it will be classified as operating leases. Lease classification is made at the inception date and is reassessed only if there is a lease modification.

At the commencement date, the Group recognizes assets held under a finance lease at an amount equal to the net investment in the lease and present it as finance lease receivable. The net investment in the lease includes fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and residual value guarantees provided to the lessor by the lessee. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the lessee and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

As required by PSAK 109, an allowance for expected credit loss has been recognized on the finance lease receivables and presented under “Other receivables”.

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the consolidated statement of profit or loss and other comprehensive income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the underlying assets and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

If an arrangement contains lease and non-lease components, the Group applies PSAK 115 Revenue from Contracts with Customers to allocate the consideration in the contract. Revenue arising from operating lease is recorded as revenue from lessor transactions (Note 2n).

k.Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

l.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

m.	Foreign currency translations

Transactions in foreign currencies are translated into Indonesian Rupiah at the Reuters’ mid rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	March 31, 2024		December 31, 2023
	Buy	Sell	Buy	Sell
United States Dollar (“US$”) 1	15,850	15,860	15,396	15,401
Australian Dollar (“AU$”) 1	10,290	10,299	10,499	10,505
Singapore Dollar (“SGD”) 1	11,737	11,749	11,666	11,673
New Taiwan Dollar (“TWD”) 1	494.65	495.50	501.32	501.53
Euro (“EUR”) 1	17,102	17,119	17,025	17,036
Japanese Yen ("JPY") 1	104.66	104.74	108.78	108.82
Malaysian Ringgit ("MYR") 1	3,347	3,353	3,350	3,359
Hong Kong Dollar (“HKD”) 1	2,206	2,207	1,971	1,971
Myanmar Kyart (“MMK”) 1	7.53	7.58	7.31	7.35

The result of foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2i).

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.Revenue and expense recognition

Revenue from contract with customers

PSAK 115 establishes a comprehensive framework to determine how, when, and how much revenue is to be recognized. The standard provides a single principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

Below is the summary of the Group’s revenue recognition accounting policy for each revenue stream:

i.	Mobile

Revenue from mobile primarily comprises of revenue from cellular service which among others: telephone service, interconnection service, internet and data service and Short Messaging Services (“SMS”) service. Those services are offered on postpaid or prepaid basis.

For prepaid services, initial package sales (also known as SIM cards and initial charging vouchers) and top-up vouchers are initially recognized as contract liabilities. The Group recognizes contract assets for the services from postpaid customers that have not been billed.

All mobile services revenues are recognized based on output method, either per actual usage or allowance unit used (if services sold in plan basis), because the customer simultaneously receives and consumes the benefits provided by the Group.

For services sold in bundled plan, total consideration is allocated to performance obligations based on stand-alone selling price for each of product and/or service. The Group estimates the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans sold by the Group only include services which are generally satisfied over the same period of time. Therefore, the revenue recognition pattern is generally not impacted by the allocation.

The consideration that is received is allocated between the telecommunication services sold and the points issued, with the consideration allocated to points that are equal to its fair value. The fair value of the points that are issued is deferred and recognized as revenue when the points are redeemed, expired, or when the program is terminated.

ii.	Consumer

Revenue from consumer primarily comprises of revenue from fixed telephone and IndiHome services. Revenues from fixed telephone service are derived from customer who subscribes to fixed telephone service only, while revenues from IndiHome service are derived from customer who subscribes to internet services or to bundled package with combination of consumer service (i.e. telephone, internet and data, and paid TV). Those services are offered on a postpaid basis and billed in the following month. The Group applies terms and conditions that requires the customer to pay substantive early termination penalty if the customer’s contract is ended at the customer’s request and/or fault within the first 12 months after the service is activated. After the initial 12-month period, the customer can decide to stop subscribing in accordance with the applicable terms and conditions without incurring any penalties. In accordance with PSAK 115, the contract period is 12 months, which is then followed by a monthly contract.

All consumer services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

ii.	Consumer (continued)

Customers required to pay an upfront fee at the commencement of the contract. The upfront fee is considered to be a material right because the customer is not required to pay an upfront fee when the customer renews the service beyond the original contract period. The Group values the renewal option in the amount of the consideration received from the upfront fee for the installation service. The Group defers the amount of renewal option as contract liabilities and recognizes it as revenue on a straight-line basis over the expected customer life. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

iii.	Enterprise

Revenue from enterprise customers primarily comprises of revenue from providing telephone service, internet and data, information technologies, and other services (e.g. manage service, call center service, e-health, e-payment, and others). Some of the contracts with enterprise customers are bespoke in nature.

Revenues from enterprise customers are recognized overtime using output method based on actual usage or time elapsed if the provision of service does not depend on usage (i.e. minute of voice, kilobyte of data, etc.), except for sales of goods which are recognized at a point in time, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenues for performance obligations that are satisfied at a point in time is recognized when control of goods is transferred to the customer, typically when the customer has physical possession of the goods.

Some of the arrangements in enterprise customers are offered as bundled arrangements. For bundled arrangements, the product and/or service in the contract is accounted for as a single performance obligation when it is separately identifiable from other promises in the contract and the customer can benefit from the product/service on its own. The total consideration is allocated to each distinct performance obligation that has been included in the contract, based on its stand-alone selling price. The stand-alone selling price is determined according to the observable prices at which individual product and/or service are sold separately, adjusted for market conditions and normal discounts as appropriate. Alternatively, when the observable prices are not available, the expected cost-plus margin approach is used to determine the stand-alone selling prices.

Certain contracts with enterprise customers may give rise to variable consideration as the contract price depends on a future event (e.g. usage based contract or revenue-share based contract). In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on the method that better predicts the amount of consideration to which it will be entitled. The Group determines that the most expected value method is the appropriate method to use in estimating the variable consideration for a single contract with a large number of possible outcomes.

Before including any amount of variable consideration in the transaction price, the Group considers whether the amount of variable consideration is constrained. The Group determines that the estimates of variable consideration are not constrained based on its historical experience, business forecast, and the current economic conditions and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

iii.	Enterprise (continued)

When another party is involved in providing products and/or services to a customer, the Group is the principal if it controls the specified products and/or services before those products and/or services are transferred to the customer. Revenues are recorded on the net amount that has been retained (the amount paid by the customer less the amount paid to the suppliers), when, in substance, the Group has acted as agent and earned commission from the suppliers of the products and/or services sold.

iv.	Wholesale and International Business (“WIB”)

Revenue from WIB is mainly comprises of interconnections service for interconnection of other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming call) and calls between other telecommunications carriers subscribers through the Group’s network (transit) and network service with other telecommunications carriers. All of these services are recognized based on the output method using the basis of the actual recorded traffic for the month.

Contract assets

A contract asset is initially recognized for revenue earned from delivery of goods or services because the receipt of consideration is conditional on certain milestones or upon completion of the project. Upon completion of the milestones or the project, the amount recognized as contract assets is reclassified to trade receivables.

Contract assets are subject to impairment assessment.

Contract liabilities

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Incremental cost of obtaining and cost of fulfilling contract

The incremental costs of obtaining/fulfilling contracts with customers, which principally are comprised of sales commissions and contract fulfilment costs, are initially recognized on the consolidated statements of financial position as contract costs. These costs are subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services. Costs that do not qualify as costs of obtaining/fulfilling contract with customers are expensed as incurred or in accordance with other relevant standards.

At the end of each reporting year, the Group evaluates whether there is an indication that capitalized contract costs may be impaired. An impairment exists when the carrying amount of the contract costs exceeds the amount expected to be received in exchange for goods and services. When impairment exists, an impairment loss is recognized in consolidated statements of profit or loss and other comprehensive income.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.Revenue and expense recognition (continued)

Revenue from lessor transactions

Revenue from lessor transactions comprises of revenue from telecommunication tower operating leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature.

Expenses

Expenses are recognized as they are incurred.

o.	Employee benefits

i. Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plan are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

o.Employee benefits (continued)

ii.Post-employment benefit plans and other long-term employee benefits (continued)

Remeasurement, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

(a)the date of plan amendment or curtailment ; and
(b)the date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liabilities or assets.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “personnel expenses” as they become payable.

Group attributed benefits under the defined benefit plan’s benefit formula to periods of service from the date when employee service first leads to benefits under the plan until the date when further employee service will lead to no material amount of further benefits under the plan.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

p.Taxes

Income tax

Current and deferred income taxes are recognized as income or expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the income tax arises from a transaction or event which is recognized directly in equity, in which case, the income tax is recognized directly in equity.

Current income tax assets and liabilities are measured at the amounts expected to be recovered or paid by using the tax rates and tax laws that have been enacted or substantively enacted at each reporting date. Management periodically evaluates positions taken in Annual Tax Returns ("Surat Pemberitahuan Tahunan"/"SPT Tahunan") with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

Tax assessments

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal have been determined. The additional taxes and penalty imposed through SKP are recognized as revenue or expense in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through SKP are deferred as long as they meet the asset recognition criteria.

Deferred tax

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if it is no longer probable that sufficient taxable profit will be available to compensate part or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are re-assessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.

Deferred tax transactions which are recognized outside profit or loss. Therefore, deferred taxes on these transactions are recognized either in other comprehensive income or recognized directly in equity.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, if and only if it has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same Tax Authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

p.Taxes (continued)

Value added tax (“VAT”)

Revenues, expenses and assets are recognized net of the VAT amount except:

i.	VAT arising from the purchase of assets or services that cannot be credited by the Tax Office, which VAT is recognized as part of the acquisition cost of the asset or as part of the applied expenses; and
ii.	Receivables and payables are presented including the amount of VAT.

Uncertainty over income tax treatments

ISAK 34: Uncertainty Over Income Tax Treatments stated that the recognition and measurement of tax assets and liabilities that contain uncertainty over income tax are determined by considering whether to be treated separately or together, the assumptions used in the examination of tax treatments by the Tax Authorities, consideration the probability that the Tax Authorities will accept uncertain tax treatment and re-consideration or estimation if there is a change in facts and circumstances.

If the acceptance of the tax treatment by the Tax Authorities is probable, the measurement is in line with income tax fillings. If the acceptance of the tax treatment by the Tax Authorities is not probable, the Group measures its tax balances using the method that provides the better prediction of resolution (i.e. most likely amount or expected value).

Final tax

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on such transaction remains subject to tax even though the taxpayer incurred a loss on the transaction.

Final tax on construction services and leases are presented as part of “other income - net”.

q.Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through OCI (“FVTOCI”), and fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under PSAK 115.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.Financial instruments (continued)

i.	Financial assets (continued)

In order for a financial asset to be classified and measured at amortized cost or FVTOCI, it needs to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

(a)	Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost consist of cash and cash equivalents, trade and other receivables, other current financial assets, and other non-current assets.

(b)	Financial assets at FVTOCI with recycling of cumulative gains and losses (debt instruments)

The Group measures debt instruments at FVTOCI if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at FVTOCI, interest income, foreign exchange revaluation, and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group has no debt instruments classified at FVTOCI with recycling of cumulative gains and losses as of March 31, 2024 and December 31, 2023.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.Financial instruments (continued)

i.	Financial assets (continued)

Subsequent measurement (continued)

(c)	Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under PSAK 109, Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to consolidated statements of profit or loss and other comprehensive income. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment. The Group’s financial assets at this category consists of long-term investments in financial instruments.

(d)	Financial assets at FVTPL

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at FVTPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at FVTPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVTOCI, as described above, debt instruments may be designated at FVTPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at FVTPL are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in the consolidated statements of profit or loss and other comprehensive income. The Group’s financial assets at FVTPL consists of other long-term investments in financial instruments and other current financial assets.

Expected credit losses (“ECL”)

The Group recognizes an allowance for ECL for all debt instruments not held at FVTPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.Financial instruments (continued)

i.	Financial assets (continued)

Expected credit losses (“ECL”) (continued)

ECL are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established an allowance for expected credit loss methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. Trade receivables are written-off when there is a low possibility of recovering the contractual cash flow, after all collection efforts have been done and have been fully provided for allowance.

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loan and borrowings and payables, net of directly attributable transaction costs.

The Group classifies its financial liabilities as: (i) financial liabilities at FVTPL or (ii) financial liabilities measured at amortized costs.

The Group’s financial liabilities include trade and other payables, accrued expenses, customer deposits, interest-bearing loans, and lease liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and medium-term notes, long-term bank loans, and other borrowings.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.Financial instruments (continued)

ii.	Financial liabilities (continued)

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

(a)	Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVTPL are designated at the initial date of recognition, and only if the criteria in PSAK 109 are satisfied. The Group has not designated any financial liability as at FVTPL.

(b)	Financial liabilities measured at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. This category generally applies to interest-bearing loans and other borrowings. For more information, refer to Note 19.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of offset must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

(a)	the normal course of business;
(b)	the event of default; and
(c)	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

r.Treasury stock

Reacquired Company’s shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. Any difference between the carrying amount and consideration from future re-sale of treasury stocks, is recognized as part of additional paid-in-capital in the equity.

s.Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

t.Basic earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial instruments.

u.Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

v.Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

w.Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an non-financial assets may be impaired. These assets include property and equipment, current assets, and other non-current assets, including intangible assets. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

w.Impairment of non-financial assets (continued)

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transaction prices are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by multiple valuations or other available fair value indicators.

Impairment losses of continuing operations are recognized in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in consolidated statement of profit or loss and other comprehensive income.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill cannot be reversed in future periods.

x.Current and non-current classifications

The Group presents assets and liabilities in the statement of financial position based on current/ non-current classification. An asset is presented as current when it is:

i.	expected to be realized or intended to be sold, or consumed in the normal operating cycle;
ii.	held primarily for the purpose of trading;
iii.	expected to be realized within twelve months after the reporting period; or
iv.	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Asset which do not meet above criteria are classified as non-current assets.

A liability is presented as current when:

i.	it is expected to be settled in the normal operating cycle;
ii.	it is held primarily for the purpose of trading;
iii.	it is due to be settled within twelve months after reporting period;
iv.	there is no right by the end of reporting period to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of liability that could, at the option of counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Liabilities which do not meet above criteria are classified as long-term liabilities.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.Significant accounting judgements, estimates and assumptions

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates, and assumptions that affect the reporting amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and disclosures of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates can produce results that require a material adjustment to the carrying amounts of assets and liabilities affected in the coming periods.

i.	Judgements

The following judgements were made by management in applying the Group's accounting policies that have the most significant influence on the amounts recognized in the consolidated financial statements:

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income could necessitate future adjustments to tax income and expense already recorded. Judgement is also involved in determining the provision for corporate income tax. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business.

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

ii.	Estimates and assumptions

Estimates and assumption are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (“ROI”). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 30 and 31.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.Significant accounting judgements, estimates and assumptions (continued)

ii.Estimates and assumptions (continued)

(b)	Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation, and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

(c)	Determining the lease term of contracts with renewal and termination options - Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.

(d) Allowance for expected credit losses for financial assets

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established an allowance for expected credit losses methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors, and the economic environment.

For term deposits and debt instruments at FVTOCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the deposits or debt instrument are considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(d) Allowance for expected credit losses for financial assets (continued)

The Group assesses whether there is objective evidence that other receivables or other financial assets have been impaired at the end of each reporting period. Allowance for expected credit losses of receivables is calculated based on a review of the current status of existing receivables, historical collection experience, and adjusted forward-looking information. Such allowances are adjusted periodically to reflect the actual and anticipated experience.

The Group has reassessed the model used to calculate ECLs based on the latest reasonable and supportable data to better reflect the current change in circumstances. Methods and approaches will continue to be monitored and updated if additional reasonable and supportable data and information are available, including forward-looking information and other input in the future.

(e)Revenue

(i)	Critical judgements in determining the performance obligation, timing of revenuerecognition and revenue classification

The Group provides information technology services that are bespoke in nature. Bespoke products consist of various goods and/or services bundled together in order to provide integrated solution services to customers. In addition to the bespoke service, the Group also provides multiple standard products as bundling product in contract with customer. Significant judgement is required in determining the number and nature of performance obligations promised to customers in those contracts. The number and nature of performance obligations will determine the timing of revenue recognition for such contract.

The Group reviews the determination of performance obligations on a contract-by-contract basis. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group applies a single method of measuring progress for the performance obligation based on the measurement method that best depicts the economics of the contract, which in most cases is over time.

The Group also presents the revenue classification using consistent approach. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group presents that performance obligations in one financial statement line items which best represent the main service of the Group, which in most cases is the internet, data communication and information technology services.

(ii)	Critical judgements in determining the stand-alone selling price

The Group provides wide array of products related to telecommunication and technology. To determine the stand-alone selling price for goods and/or services that do not have any readily available observable price, the Group uses the expected cost-plus margin approach. The Group determines the appropriate margin based on historical achievement.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(f)	Test for impairment of non-current assets and goodwill

The application of the acquisition method in a business combination requires the use of accounting estimates in allocating the purchase price to the fair market value of the assets and liabilities acquired, including intangible assets. Certain business acquisitions by the Group resulted goodwill, which is not amortized but is tested for impairment annually and every indication of impairment exists.

The calculation of future cash flows in determining the fair value of property and equipment and other non-current assets of the acquired entity at the acquisition date involves significant estimation. Although management believes that the assumptions used are appropriate, significant changes to those assumptions can materially affect the evaluation of recoverable amounts and may result in impairment according to PSAK 236: Impairment of Assets.

(g)	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

(h)	Acquisition

The Group evaluates each acquisition transaction to determine whether it will be treated as an asset acquisition or business combination. For transactions that are treated as an asset acquisition, the purchase price is allocated to the assets obtained, without the recognition of goodwill. For acquisitions that meet the business combination definition, the Group applies the accounting for business acquisiton method for assets acquired and liabilities assumed which are recorded at fair value at the acquisition date, and the results of operations are included with the Group's results from the date of each acquisition.

Any excess from the purchase price paid for the amount recognized for assets acquired and liabilities incurred is recorded as goodwill. The Group continues to evaluate acquisitions that are counted as a business combination for a period not exceeding one year after the applicable acquisition date of each transaction to determine whether additional adjustments are needed to allocate the purchase price paid for the assets acquired and liabilities assumed. The fair value of assets acquired and liabilities incurred are usually determined using either an estimated replacement cost or a discounted cash flow valuation method. When determining the fair value of tangible assets acquired, the Group estimates the cost of replacing assets with new assets by considering factors such as the age, condition, and economic useful lives of the assets. When determining the fair value of the intangible assets obtained, the Group estimates the applicable discount rate and the time and amount of future cash flows, including the rates and terms for the extension and reduction.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

		March 31, 2024		December 31, 2023
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Cash on hand		-	39	-	14
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	-	3,512	-	3,346
	US$	50	793	37	572
	EUR	2	38	2	38
	JPY	6	1	6	1
	HKD	2	4	1	3
	AU$	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	-	595	-	1,471
	US$	131	2,077	0	6
	TWD	1	0	1	0
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	-	2,409	-	4,228
	US$	5	80	4	64
	SGD	0	0	0	0
	EUR	0	0	0	0
PT Bank Tabungan Negara (Persero) Tbk. ("BTN")	Rp	-	2,312	-	2,597
Others (each below Rp100 billion)	Rp	-	53	-	59
	US$	0	0	0	0
Sub-total			11,874		12,385

Third parties
Standard Chartered Bank (“SCB”)	US$	106	1,682	14	215
	SGD	6	71	6	74
The Hongkong and Shanghai Banking Corporation Ltd. ("HSBC Hongkong")	US$	54	863	43	661
	HKD	4	8	5	9
PT Bank CIMB Niaga Tbk. (”Bank CIMB Niaga”)	Rp	-	302	-	265
	US$	1	17	0	2
DBS Bank (Hong Kong) Ltd. ("DBS Hong Kong")	US$	16	255	9	138
	HKD	0	0	0	0
PT Bank Central Asia Tbk. (“BCA”)	Rp	-	159	-	144
	US$	0	3	0	3
PT Bank UOB Indonesia (Bank UOB)	Rp	-	3	-	23
	US$	7	108	1	16
	MMK	317	2	353	3
	MYR	1	5	4	13
	SGD	2	18	3	36
Others (each below Rp100 billion)	Rp	-	225	-	342
	US$	12	192	17	262
	TWD	35	17	41	21
	MYR	2	1	1	2
	AU$	0	4	0	5
	EUR	0	2	-	-
Sub-total			3,937		2,234

Total of cash in banks			15,811		14,619

Time deposits
Related parties
BRI	Rp	-	1,973	-	1,550
	US$	31	496	22	340
BNI	Rp	-	1,356	-	1,266
	US$	25	389	23	353
BTN	Rp	-	1,545	-	1,065
PT Bank Syariah Indonesia Tbk. (“BSI”)	Rp	-	908	0	1,160
Bank Mandiri	Rp	-	18	-	513
	US$	16	252	25	392
Sub-total			6,937		6,639

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

3.CASH AND CASH EQUIVALENTS (continued)

		March 31, 2024		December 31, 2023
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Time deposits (continued)
Third parties
PT Bank Mega Tbk. (“Bank Mega”)	Rp	-	1,575	-	1,433
	US$	20	323	20	312
Bank Pembangunan Daerah ("BPD")	Rp	-	1,558	-	1,569
Bank CIMB Niaga	Rp	-	814	-	928
	US$	4	71	5	70
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk. (“BJB”)	Rp	-	801	-	1,419
PT Bank Maybank Indonesia Tbk. ("Maybank")	Rp	-	374	-	658
	US$	20	319	23	358
PT Bank Danamon Indonesia Tbk. (“Bank Danamon”)	Rp	-	301	-	491
	US$	18	282	9	137
PT Bank Tabungan Pensiunan Nasional Syariah Tbk. ("BTPN Syariah")	Rp	-	135	-	137
Others (each below Rp100 billion)	Rp	-	15	-	60
	US$	10	160	10	156
	MYR	2	7	2	8
Sub-total			6,735		7,736

Total of time deposits			13,672		14,375
Allowance for expected credit losses			(1)		(1)
Total			29,521		29,007

Interest rates per annum on time deposits are as follows:

	March 31, 2024	December 31, 2023
Rupiah	2.20% - 7.25%	1.95% - 7.25%
Foreign currencies	2.50% - 5.50%	2.50% - 5.50%

The Group placed the majority of its cash and cash equivalents in state-owned banks (related party) because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

4.OTHER CURRENT FINANCIAL ASSETS

		March 31, 2024		December 31, 2023
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits
Related parties
BRI	Rp	-	325	-	255
BNI	Rp	-	159	-	160
Bank Mandiri	Rp	-	95	-	95
	US$	5	79	5	77
BSI	Rp	-	138	-	118
Others (each below Rp100 billion)	Rp	-	40	-	10
Third parties
United Overseas Bank Limited Singapore
(“UOB Singapore”)	US$	12	191	12	186
Standard Chartered Bank (Singapore) Limited
(“SCB Singapore”)	US$	7	103	7	100
Others (each below Rp100 billion)	Rp	-	-	-	85
	US$	2	33	2	32
Total time deposits			1,163		1,118

Escrow accounts	Rp	-	205	-	214
	US$	1	10	2	24
Total escrow accounts			215		238

Mutual funds
Related parties
Others (each below Rp100 billion)	Rp	-	85	-	85
Third parties
PT Henan Putihrai Asset Management
(“HPAM”)	Rp	-	-	-	217
Total mutual funds			85		302

Others (each below Rp100 billion)	Rp	-	-	-	3
	MYR	0	0	0	0
Total others			0		3

Allowance for expected credit losses			(0)		(0)
Total			1,463		1,661

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	March 31, 2024	December 31, 2023
Rupiah	4.00% - 6.50%	2.75% - 6.75%
Foreign currencies	2.30% - 5.85%	2.30% - 5.85%

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.	By debtor

(i)Related parties

	March 31, 2024	December 31, 2023
State-owned enterprises	2,109	1,914
PT Indonusa Telemedia ("Indonusa")	386	386
Indosat	415	303
Others (each below Rp100 billion)	632	443
Total	3,542	3,046
Allowance for expected credit losses	(1,206)	(1,128)
Net	2,336	1,918

(ii)Third parties

	March 31, 2024	December 31, 2023
Individual and business subscribers	14,552	13,586
Overseas international carriers	1,678	1,541
Total	16,230	15,127
Allowance for expected credit losses	(6,746)	(6,378)
Net	9,484	8,749

b.	By age

	March 31, 2024			December 31, 2023
		Allowance for	Expected		Allowance for	Expected
		expected	credit		expected	credit
	Gross	credit losses	loss rate	Gross	credit losses	loss rate
Not past due	6,685	695	10.4%	7,020	386	5.5%
Past due up to 3 months	4,062	370	9.1%	2,758	369	13.4%
Past due more than 3 to 6 months	1,295	181	14.0%	1,215	313	25.8%
Past due more than 6 months	7,730	6,706	86.8%	7,180	6,438	89.7%
Total	19,772	7,952		18,173	7,506

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific from the customers and the economic environment. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of March 31, 2024 and December 31, 2023, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp5,830 billion and Rp4,033 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.	By currency

	31 Maret 2024	31 Desember 2023
Rupiah	17,428	15,646
U.S. Dollar	2,134	2,360
Singapore Dollar	162	143
Others (each below Rp100 billion)	48	24
Total	19,772	18,173
Allowance for expected credit losses	(7,952)	(7,506)
Net	11,820	10,667

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES (continued)

d.	Movements in the allowance for expected credit losses

	March 31, 2024	December 31, 2023
Beginning balance	7,506	7,568
Allowance for expected credit losses	446	513
Receivables written-off	-	(575)
Ending balance	7,952	7,506

The receivables written-off relate to both related parties and third parties trade receivables. Management believes that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of March 31, 2024 and December 31, 2023, certain trade receivables of the subsidiaries amounting to Rp1,061 billion and Rp1,248 billion, respectively, have been pledged as collateral under lending agreements (Notes 18a and 19c).

6.CONTRACT ASSETS

The breakdown of contract assets are as follows:

	March 31, 2024	December 31, 2023
Contract assets	3,021	2,877
Allowance for expected credit losses	(143)	(147)
Net	2,878	2,730
Current portion	(2,848)	(2,704)
Non-current portion	30	26

Management believes that the allowance for expected credit losses of contract assets is adequate to cover losses on uncollectible contract assets.

Refer to Note 32 for details of related party transactions.

7.	INVENTORIES

Inventories, all recognized at net realizable value, consist of:

	March 31, 2024	December 31, 2023
SIM cards and prepaid vouchers	835	791
Components	123	29
Others (each below Rp100 billion)	164	231
Total	1,122	1,051
Provision for obsolescence	(53)	(54)
Net	1,069	997

Management believes the provision is adequate to cover losses from the decline in inventory value due to obsolescence.

The inventories recognized as expenses included in operations, maintenance, and telecommunication service expenses in March 31, 2024 and 2023 amounted to Rp146 billion and Rp178 billion, respectively (Note 25).

There were no inventories pledged as collateral under lending agreements as of March 31, 2024 and December 31, 2023.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

7.INVENTORIES (continued)

As of March 31, 2024 and December 31, 2023, modules (part of property and equipment) and components held by the Group with book value amounting to Rp93 billion and Rp96 billion, respectively, have been insured against fire, theft, and other specific risks. The total sum insured as of March 31, 2024 and December 31, 2023 amounted to Rp94 billion, respectively.

Management believes the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

8.	OTHER CURRENT ASSETS

The breakdown of other current assets are as follows:

	March 31, 2024	December 31, 2023
Prepaid frequency license fees – current portion (Note 35c.i)	5,355	6,173
Advances	1,658	768
Prepaid salaries	646	276
Other receivables	263	266
Others (each below Rp100 billion)	736	513
Total	8,658	7,996

9.CONTRACT COST

Movements of contract costs are as follows:

	March 31, 2024
	Cost to obtain	Cost to fulfill	Total
At January 1, 2024	1,641	580	2,221
Amortization during the period	(109)	-	(109)
Expense during the period	-	(149)	(149)
Addition current period	127	134	261
At March 31, 2024	1,659	565	2,224
Current	(384)	(475)	(859)
Non-current	1,275	90	1,365

	December 31, 2023
	Cost to obtain	Cost to fulfill	Total
At January 1, 2023	1,554	858	2,412
Amortization during the year	(374)	-	(374)
Expense during the year	-	(704)	(704)
Impairment	-	(184)	(184)
Addition current year	461	610	1,071
At December 31, 2023	1,641	580	2,221
Current	(427)	(226)	(653)
Non-current	1,214	354	1,568

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

10.LONG-TERM INVESTMENTS

The breakdown of long-term investments are as follows:

	March 31, 2024	December 31, 2023
Financial instruments
At fair value through profit or loss:
Equity	7,151	7,537
Convertible bonds	491	491
At fair value through other comprehensive income:
Equity	25	25
	7,667	8,053
Associates
PT Jalin Pembayaran Nusantara ("Jalin")	105	105
Others (each below Rp100 billion)	2	4
	107	109
Total long-term investments	7,774	8,162

Investments in equity at fair value through profit or loss are long-term investments in the form of shares in various start-up companies engaged in information and technology. The Group does not have significant influence in these start-up companies.

Investments in equity at fair value through profit or loss include:

(i)	Telkomsel's investment in PT GoTo Gojek Tokopedia Tbk. (“GOTO”). As of March 31, 2024, Telkomsel assessed the fair value of the investment in GOTO was Rp69 per share. The total unrealized loss from changes in fair value of Telkomsel’s investment in GOTO as of March 31, 2024, amounted to Rp403 billion and was presented as unrealized loss arising from change of valuation of investments in the consolidated statements of profit or loss.
(ii)	Investments by MDI in several start-up entities engaged in the information and technology sector. There were no additional MDI’s investments during the period.

Investments in convertible bonds at fair value through profit or loss represent long-term investments owned by Telkomsel and MDI in the form of convertible bonds in various start-up companies engaged in information and technology, which will be immediately converted into shares when they mature.

The unrecognized share in losses in other investment cumulatively as of March 31, 2024 and 2023 was amounting to Rp333 billion and Rp360 billion, respectively

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	December 31, 2023	Additions	Deductions	Reclassifications/ Translations	March 31, 2024
At cost:
Directly acquired assets
Land rights	1,955	-	-	2	1,957
Buildings	19,596	17	(18)	618	20,213
Leasehold improvements	1,675	4	(1)	(11)	1,667
Switching equipment	19,636	29	(412)	84	19,337
Telegraph, telex, and data communication
equipment	1,583	-	-	-	1,583
Transmission installation and equipment	180,664	275	(861)	1,763	181,841
Satellite, earth station, and equipment	10,941	12	(1)	8	10,960
Cable network	76,769	820	(1)	(789)	76,799
Power supply	24,348	37	(140)	201	24,446
Data processing equipment	21,893	-	(34)	357	22,216
Other telecommunication peripherals	11,087	92	-	342	11,521
Office equipment	2,696	5	(1)	(81)	2,619
Vehicles	593	-	(12)	-	581
Other equipment	53	-	-	-	53
Property under construction	6,240	3,811	-	(2,899)	7,152
Total	379,729	5,102	(1,481)	(405)	382,945

Accumulated depreciation:
Directly acquired assets
Buildings	6,818	153	(18)	25	6,978
Leasehold improvements	1,312	48	(1)	(7)	1,352
Switching equipment	14,121	471	(412)	(9)	14,171
Telegraph, telex, and data communication
equipment	1,582	-	-	-	1,582
Transmission installation and equipment	104,347	2,920	(859)	29	106,437
Satellite, earth station, and equipment	6,726	170	(1)	2	6,897
Cable network	20,393	834	-	10	21,237
Power supply	17,387	480	(137)	38	17,768
Data processing equipment	16,149	508	(35)	(110)	16,512
Other telecommunication peripherals	7,700	388	-	-	8,088
Office equipment	2,136	68	(1)	(55)	2,148
Vehicles	256	9	(8)	-	257
Other equipment	47	1	-	-	48
Total	198,974	6,050	(1,472)	(77)	203,475
Net book value	180,755				179,470

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT (continued)

The details of property and equipment are as follows (continued):

	December 31, 2022	Additions	Deductions	Reclassifications/ Translations	December 31, 2023
At cost:
Directly acquired assets
Land rights	1,838	110	-	7	1,955
Buildings	18,947	569	(34)	114	19,596
Leasehold improvements	1,571	28	(14)	90	1,675
Switching equipment	20,083	582	(309)	(720)	19,636
Telegraph, telex, and data communication
equipment	1,583	-	-	-	1,583
Transmission installation and equipment	171,106	5,839	(3,562)	7,281	180,664
Satellite, earth station, and equipment	10,804	137	-	-	10,941
Cable network	74,695	5,762	(6)	(3,682)	76,769
Power supply	23,276	722	(768)	1,118	24,348
Data processing equipment	20,954	557	(218)	600	21,893
Other telecommunication peripherals	10,402	468	-	217	11,087
Office equipment	2,625	96	(18)	(7)	2,696
Vehicles	605	48	(56)	(4)	593
Other equipment	51	1	-	1	53
Property under construction	4,598	18,049	-	(16,407)	6,240
Total	363,138	32,968	(4,985)	(11,392)	379,729

Accumulated depreciation:
Directly acquired assets
Buildings	6,228	649	(11)	(48)	6,818
Leasehold improvements	1,207	141	(6)	(30)	1,312
Switching equipment	14,100	1,967	(309)	(1,637)	14,121
Telegraph, telex, and data communication
equipment	1,582	-	-	-	1,582
Transmission installation and equipment	97,335	12,171	(3,372)	(1,787)	104,347
Satellite, earth station, and equipment	6,041	746	-	(61)	6,726
Cable network	22,510	3,215	(6)	(5,326)	20,393
Power supply	16,890	1,861	(758)	(606)	17,387
Data processing equipment	15,490	2,093	(217)	(1,217)	16,149
Other telecommunication peripherals	6,067	1,659	-	(26)	7,700
Office equipment	2,073	285	(18)	(204)	2,136
Vehicles	242	48	(31)	(3)	256
Other equipment	44	3	-	-	47
Total	189,809	24,838	(4,728)	(10,945)	198,974
Net book value	173,329				180,755

The property and equipment group consists of (1) switching equipment; (2) telegraph, telex, and data communication equipment; (3) transmission installation and equipment; (4) satellite, earth station, and equipment; (5) cable network; (6) power supply; (7) data processing equipment; and (8) other telecommunication peripherals are the main telecommunication infrastructure of the Group.

a.	Gain on sale of property and equipment

	2024	2023
Proceeds from sale of property and equipment	10	11
Net book value	(4)	0
Gain on disposal or sale of property and equipment	6	11

b.	Others

(i)	During 2023, the CGUs that independently generate cash inflows are fixed wireline, cellular, and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2023.

(ii)	Interest capitalized to property under construction amounted to Rp40 billion and Rp50 billion for the three month period ended March 31, 2024 and 2023, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 2.50% to 8.20% and 2.00% to 5.63% for the three months period ended March 31, 2024 and 2023, respectively.

(iii)	No foreign exchange loss was capitalized as part of property under construction for the three months period ended March 31, 2024 and for the year ended December 31, 2023.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT (continued)

b.Others (continued)

(iv)	During the three months period ended March 31, 2024 and 2023, the Group obtained proceeds from the insurance claim on lost and damaged property and equipment, with a total value of Rp38 billion and Rp104 billion, respectively, and were recorded as part of “Other income - net” in the consolidated statements of profit or loss and other comprehensive income. During the three months period ended March 31, 2024 and 2023, the net carrying values of these assets amounted to Rp38 billion and Rp104 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(v)	The Group owns several pieces of land located throughout Indonesia with Right to Build (“Hak Guna Bangunan” or “HGB”) for a period of 8-50 years which will expire between 2024 and 2071. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vi)	As of March 31, 2024 and December 31, 2023, the Group’s property and equipment excluding land rights, with a net carrying amount of Rp173,137 billion and Rp175,519 billion, respectively, were insured againts fire, theft, earthquake and other specified risks, including business interruption. The total blanket policies as of March 31, 2024 and December 31, 2023, amounted to Rp38,838 billion and Rp41,045 billion, HK10 million, SG$Nil million and SG$373 million, and MYRNil million, respectively, and first loss basis amounted to Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(vii)	As of March 31, 2024 and December 31, 2023, the percentage of completion of property under construction was approximately 78.97% and 74.09%, respectively, of the total contract value or Rp7,843 billion and Rp5,836 billion are recorded as amount of expenditures in property under construction, respectively, with estimated dates of completion until Januari 2026 and December 2025, respectively. The balance of property under construction mainly consist of buildings, transmission installation and equipment, cable network, and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(viii)	As of March 31, 2024 and December 31, 2023, all assets owned by the Company have been pledged as collateral for bonds (Note 19b) while certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp1,076 billion and Rp3,076 billion, respectively, have been pledged as collateral under lending agreements (Notes 18a and 19c).

(ix)	As of March 31, 2024 and December 31, 2023, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp85,098 billion and Rp85,564 billion, respectively. The Group is currently conducting modernization of network assets to replace the fully depreciated property and equipment.

(x)	In 2023, the total fair values of land rights and buildings of the Group amounted to Rp51,373 billion.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

12.	LEASES

a.	The Group as a lessee

The Group leases several assets including land rights, building, transmission installation and equipment, vehicles, and others which used in operations, which generally have lease term between 1 and 33 years.

The carrying amounts of right-of-use assets recognized and the movement during the period are as follows:

	Land rights	Buildings	Transmission installation and equipment	Vehicles	Others	Total
As at January 1, 2023	4,087	663	14,859	523	204	20,336
Additions	1,654	156	7,460	227	893	10,390
Deductions and reclassifications	(52)	(88)	(2,851)	8	1	(2,982)
Depreciation expense	(998)	(149)	(3,600)	(236)	(177)	(5,160)
As at December 31, 2023	4,691	582	15,868	522	921	22,584
Additions	426	45	1,490	77	0	2,038
Deductions and reclassifications	(0)	5	(94)	11	(12)	(90)
Depreciation expense	(263)	(44)	(928)	(79)	(49)	(1,363)
As at March 31, 2024	4,854	588	16,336	531	860	23,169

The carrying amounts of the lease liabilities and the movements during the period are as follows:

	March 31, 2024	December 31, 2023
As at January 1	20,425	18,661
Accretion of interest	297	976
Additions (Note 39a)	2,038	10,390
Deductions	(2,358)	(9,602)
Balance	20,402	20,425
Current	(6,801)	(5,575)
Non-current	13,601	14,850

The maturity analysis of lease payments are as follows:

	March 31, 2024	December 31, 2023
No later than a year	7,872	6,614
Later than 1 year and no later than 5 years	10,172	11,453
Later than 5 years	6,664	6,431
Total lease payments	24,708	24,498
Interest	(4,306)	(4,073)
Net present value of lease payments	20,402	20,425
Current	(6,801)	(5,575)
Non-current	13,601	14,850

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

12.LEASES (continued)

a.	The Group as a lessee (continued)

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments.

The following are the amounts recognized in profit or loss:

	2024	2023
Depreciation expense of right-of-use assets	1,363	1,289
Expense relating to short-term leases	837	733
Interest expense on lease liabilities	297	225
Expense relating to leases of low-value assets	6	8

b.	The Group as a lessor

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 32 years and with expiry dates between 2025 and 2052. Periods may be extended based on the agreement by both parties.

The minimum amount of future lease payments and receipts for operating lease agreements are as follows:

	March 31, 2024	December 31, 2023
No later than 1 year	3,087	5,099
Later than 1 year and no later than 5 years	10,153	9,412
Later than 5 years	6,084	5,098
Total	19,324	19,609

13.	OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	March 31, 2024	December 31, 2023
Prepaid frequency license fees -
net of current portion (Note 35c.i)	1,889	1,987
Claims for tax refund - net of current portion (Note 27b)	1,556	1,606
Prepaid expenses	989	984
Advances	389	368
Security deposits	169	159
Others (each below Rp100 billion)	326	329
Total	5,318	5,433

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

14.INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2024	1,492	21,642	550	1,694	25,378
Additions	-	569	23	-	592
Deductions	(18)	(28)	-	-	(46)
Reclassifications/translations	-	(42)	2	-	(40)
Balance, March 31, 2024	1,474	22,141	575	1,694	25,884
Accumulated amortization:
Balance, January 1, 2024	(413)	(15,034)	(200)	(1,000)	(16,647)
Amortization	-	(590)	(18)	(17)	(625)
Deductions	11	10	-	-	21
Reclassifications/translations	-	(5)	(1)	-	(6)
Balance, March 31, 2024	(402)	(15,619)	(219)	(1,017)	(17,257)
Net book value	1,072	6,522	356	677	8,627

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2023	1,492	19,779	620	1,491	23,382
Additions	-	2,763	69	206	3,038
Deductions	-	(890)	(130)	-	(1,020)
Reclassifications/translations	-	(10)	(9)	(3)	(22)
Balance, December 31, 2023	1,492	21,642	550	1,694	25,378
Accumulated amortization and
impairment losses:
Balance, January 1, 2023	(402)	(13,616)	(152)	(910)	(15,080)
Amortization	-	(2,321)	(58)	(94)	(2,473)
Impairment	(11)	-	-	-	(11)
Deductions	-	890	2	-	892
Reclassifications/translations	-	13	8	4	25
Balance, December 31, 2023	(413)	(15,034)	(200)	(1,000)	(16,647)
Net book value	1,079	6,608	350	694	8,731

(i)	Goodwill resulted from the acquisition by Mitratel, Metranet, Metra, Sigma, TDE, and Telkomsat amounted to Rp467 billion, Rp220 billion, Rp149 billion, Rp91 billion, Rp77 billion, and Rp68 billion, respectively.

(ii)	The remaining amortization periods of software for the periods ended March 31, 2024 and December 31, 2023 ranges from 1-6 years, respectively. The amortization expense is presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.

(iii)	As of March 31, 2024 and December 31, 2023, the cost of fully amortized intangible assets that are still utilized in operations amounted to Rp10,987 billion and Rp10,604 billion, respectively.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

15.	TRADE PAYABLES

The breakdown of trade payables is as follows:

	March 31, 2024	December 31, 2023
Related parties
Purchases of equipment, materials, and services	318	424
Payables to other telecommunication providers	340	161
Sub-total	658	585

Third parties
Purchases of equipment, materials, and services	10,273	12,748
Payables to other telecommunication providers	3,162	2,876
Radio frequency usage charges, concession fees,
and Universal Service Obligation (“USO”) charges	2,451	2,399
Sub-total	15,886	18,023
Total	16,544	18,608

Trade payables by currency are as follows:

	March 31, 2024	December 31, 2023
Rupiah	12,808	15,929
US Dollar	3,595	2,537
Others	141	142
Total	16,544	18,608

Terms and conditions of the above trade payables:

b.	The Group’s trade payables are non-interest bearing and normally settled within 1 year term.
c.	Refer to Note 32c for details on related party transactions.
d.	Refer to Note 37b.v for the Group’s liquidity risk management.

16.ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	March 31, 2024	December 31, 2023
Operation, maintenance,
and telecommunication services	7,299	5,813
Salaries and benefits	3,819	3,909
General, administrative, and marketing expenses	3,080	3,114
Interest and bank charges	253	243
Total	14,451	13,079

-

Refer to Note 32 for details of related party transactions.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

17.	CONTRACT LIABILITIES

a.	Current

	March 31, 2024	December 31, 2023
Advances from customers for Mobile	2,948	3,267
Advances from customers for WIB	1,546	1,291
Advances from customers for Enterprise	1,540	1,587
Advances from customers for Consumer	244	244
Advances from customers for others	538	459
Total	6,816	6,848

b.	Non-current

	March 31, 2024	December 31, 2023
Advances from customers for Consumer	673	705
Advances from customers for WIB	477	795
Advances from customers for Enterprise	283	251
Advances from customers for others	900	840
Total	2,333	2,591

Refer to Note 32 for details of related party transactions.

18.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM LOANS AND OTHER BORROWINGS

a.	Short-term bank loans

	Outstanding
Lenders	March 31, 2024	December 31, 2023
Related parties
Bank Mandiri	2,185	4,013
BNI	802	903
Sub-total	2,987	4,916
Third parties
PT Bank HSBC Indonesia ("HSBC")	2,389	2,547
MUFG Bank ("MUFG")	1,245	1,155
UOB Indonesia	450	500
PT Bank DBS Indonesia ("DBS")	440	440
PT Bank Maspion Indonesia ("Bank Maspion")	156	-
Others (each below Rp100 billion)	19	92
Sub-total	4,699	4,734
Total	7,686	9,650

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

18.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a.	Short-term bank loans (continued)

Other significant information relating to short-term bank loans as of March 31, 2024 is as follows:

	Borrower	Currency	Total facility (in billions)*	Maturity date	Interest rate	Interest rate per annum	Security**
Mandiri
2020	Finnet	Rp	500	October 31, 2024	Monthly	1 month JIBOR + 1.30%	None
2021 - 2022	Nutech, Mitratel	Rp	3,550	July 26, 2024 – September 27, 2024	Monthly	5.85% - 9.00%	Trade receivables and property and equipment
BNI
2014 - 2017	GSD, Sigma	Rp	350	November 7, 2024 – January 9, 2025	Monthly	7.90% - 8.50%	Trade receivables and property and equipment
2017 - 2021	Telkom Infra, Infomedia	Rp	985	April 30, 2024 – June 6, 2024	Monthly	1 month JIBOR + 1.75% - 2.50%	None
HSBC
2014	Sigma[a]	Rp	400	November 6, 2024	Monthly	Under BLR 7.40%	Trade receivables
2018 - 2023	Sigma, Metra, PINS, Metranet, Telkomsat, GSD, TDE	Rp	2,613	June 4, 2024 – December 31, 2024	Monthly, Quarterly	1 month JIBOR + 0.35% - 0.80% 3 months JIBOR + 2.00%	None
MUFG Bank
2018 - 2019	Infomedia, Metra, GSD, Telkom Infra, Telkomsat	Rp	1,616	October 31, 2024	Monthly, Quarterly	1 month JIBOR + 0.70% - 0.80% 3 months JIBOR + 0.25%	None
UOB Indonesia
2016	Finnet	Rp	500	October 31, 2024	Monthly	1 month JIBOR + 1.75%	None
DBS
2018	Telkom Infra, Infomedia	Rp	475	July 31, 2024	Monthly	1 month JIBOR + 1.20%	None
Bank Maspion
2023	Metranet	Rp	170	October 26, 2024	Monthly	7.25%	None

*	In original currency
**	Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral.
[a]	Unsettled loan will be automatically extended.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and must maintain certain financial ratios. As of December 31, 2023, the Group obtained waiver from lenders for the non-fulfillment financial ratios in Sigma. The waivers from BNI, Bank DBS, and HSBC were received on December 11, 2023, December 18, 2023, and December 22, 2023. As of March 31, 2024, the Group has complied with all covenants regarding these financial ratios.

The credit facilities were obtained by the Group for working capital purposes.

b.	Current maturities of long-term loans and other borrowings

	Notes	March 31, 2024	December 31, 2023
Two-step loans	19a	80	84
Bonds and medium-term notes ("MTN")	19b	548	548
Bank loans	19c	6,909	9,282
Other borrowings	19d	-	362
Total		7,537	10,276

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	March 31, 2024	December 31, 2023
Bonds and MTN	19b	4,795	4,795
Bank loans	19c	20,882	22,978
Total		25,677	27,773

Scheduled principal payments as of March 31, 2024 are as follows:

	Year
	Notes	Total	2025	2026	2027	2028	Thereafter
Bonds and MTN	19b	4,795	2,099	-	-	-	2,696
Bank loans	19c	20,882	4,646	5,794	3,851	2,821	3,770
Total		25,677	6,745	5,794	3,851	2,821	6,466

a.	Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		March 31, 2024		December 31, 2023
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	768	80	768	84
Total			80		84
Current maturities (Note 18b)			(80)		(84)
Long-term portion			-		-

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	Rp	Semi-annually	Semi-annually	7.125%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates until 2024.

The Company had used all facilities under the two-step loans program since 2008 and the withdrawal period for the two-step loan has ended.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

i.	Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).
ii.	Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of March 31, 2024, the Company has complied with the above-mentioned ratios.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM BANK LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and MTN
	Outstanding
Bonds and MTN	March 31, 2024	December 31, 2023
Bonds
2015
Series B	2,100	2,100
Series C	1,200	1,200
Series D	1,500	1,500
MTN
MTN Mitratel 2023	550	550
Total	5,350	5,350
Unamortized debt issuance cost	(7)	(7)
Long-term portion	5,343	5,343
Current maturities (Note 18b)	(548)	(548)
Long-term portion	4,795	4,795

i.	Bonds

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 11b.xi). The underwriters of the bonds are PT. Bahana TCW Management Investment (“Bahana TCW”), PT BRI Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia Tbk. and the trustee is Bank Permata. The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and acquisition of some domestic and international entities.

As of March 31, 2024, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Debt service coverage is at least 125%.

As of March 31, 2024, the Company has complied with the above-mentioned ratios.

ii.	MTN

On September 26, 2023, Mitratel issued MTN amounting to Rp550 billion which will be used to support the provision of funds for credit refinancing.

MTN Mitratel 2023 with annual interest rate 6.20% will mature on October 26, 2024.

Bank Mandiri was appointed as trustee for the issuance of MTN Mitratel 2023. The rating of the MTN issued by Pefindo is idAAA (Triple A).

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM BANK LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans
		March 31, 2024		December 31, 2023
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	5,778	-	6,182
Bank Mandiri	Rp	-	3,095	-	3,453
BRI	Rp	-	909	-	955
BSI	Rp	-	7	-	509
Sub-total			9,789		11,099
Third parties
BCA	Rp	-	9,440	-	10,170
Syndication of banks	Rp	-	2,500	-	2,500
	USD	7	111	10	160
Bank CIMB Niaga	Rp	-	2,093	-	2,110
	USD	5	75	4	60
Bank Permata	Rp	-	1,271	-	1,313
DBS	Rp	-	1,150	-	1,500
HSBC	Rp	-	563	-	625
MUFG Bank	Rp	-	500	-	500
Bank Danamon	Rp	-	273	-	273
PT Bank ANZ Indonesia ("Bank ANZ")	Rp	-	88	-	110
Bank of China	Rp	-	-	-	1,400
BJB	Rp	-	-	-	500
Others (each below Rp100 billion)	Rp	-	6	-	13
	MYR	8	28	9	29
Sub-total			18,098		21,263
Total			27,887		32,362
Unamortized debt issuance cost			(96)		(102)
			27,791		32,260
Current maturities (Note 18b)			(6,909)		(9,282)
Long-term portion			20,882		22,978

Other significant information relating to bank loans as of March 31, 2024, is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
BNI
2018	GSD	Rp	182	1	2021 - 2024	Quarterly	8.50%	Trade receivables
2013 - 2022	The Company, TLT, Sigma, Mitratel	Rp	9,175	302	2018 - 2033	Monthly, Quarterly	1 month JIBOR + 2.25%; 3 months JIBOR + 0.50% - 1.75%	Trade receivables and property and equipment
Bank Mandiri
2018 - 2023	The Company, GSD, Mitratel,PST	Rp	6,088	278	2020 - 2029	Quarterly	3 months JIBOR + 1.00% - 1.50%	None
BRI
2019	The Company	Rp	2,000	-	2021 - 2026	Quarterly	3 months JIBOR + 0.75%	None
BSI
2018	SSI	Rp	55	2	2019 - 2024	Monthly	7.50%	None
BCA
2020 - 2023	The Company, Mitratel	Rp	6,500	238	2024 - 2030	Quarterly	6.75% - 6.80%	None
2020 - 2023	The Company, PST, GSD	Rp	12,186	493	2020 - 2031	Quarterly	3 months JIBOR + 1.00% - 1.50%	None

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM BANK LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of March 31, 2024, is as follows (continued):

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
Syndication of banks
2018	Telin	USD	0	0	2020 - 2025	Semi-annually	6 months SOFR + 1.55%	None
2022	Mitratel	Rp	2,500	-	2024 - 2030	Quarterly	7.68%	None
Bank CIMB
Niaga
2019 - 2022	PINS, Mitratel	Rp	2,300	18	2021 - 2029	Quarterly	3 months JIBOR + 1.30% - 1.95%	None
2021 - 2022	Telin	USD	0	-	2024 - 2030	Semi-annually	6 months SOFR + 1.82%	None
Bank Permata
2020 - 2022	Mitratel	Rp	2,000	42	2021 - 2029	Quarterly	3 months JIBOR + 1.30%	None
DBS
2021	Mitratel	Rp	3,500	350	2023 - 2028	Quarterly	3 months JIBOR + 1.20%	None
HSBC
2021	Mitratel	Rp	750	63	2023 - 2028	Quarterly	3 months JIBOR + 1.85%	None
MUFG Bank
2021	Mitratel	Rp	500	-	2022 - 2028	Quarterly	3 months JIBOR + 1.15%	None
Bank Danamon
2022	Mitratel	Rp	636	-	2022 - 2025	Quarterly	3 months JIBOR + 1.50%	None
ANZ
2015	GSD, PINS	Rp	440	34	2020 - 2025	Quarterly	3 months JIBOR + 1.40% - 2.00%	None

*In original currency

**Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2023, the Group obtained waiver from lenders for the non-fulfillment financial ratios in Sigma and GSD. The waivers from BNI, Bank Mandiri, and BCA were received on December 11, 2023, December 13, 2023, and December 22, 2023. As of March 31, 2024, the Group has complied with all covenants regarding these financial ratios.

The credit facilities were obtained by the Group for working capital purposes and investment purposes.

d.Other borrowings
	Outstanding
Lenders	March 31, 2024	December 31, 2023
PT Sarana Multi Infrastruktur (Persero)
("Sarana Multi Infrastruktur")	-	362
Unamortized debt issuance cost	-	0
Total	-	362
Current maturities (Note 18b)	-	(362)
Long-term portion	-	-

As of March 31, 2024, the Company and Telkomsat have paid the oustanding of other borrowing.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

20.NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	March 31, 2024	December 31. 2023
Non-controlling interests in net assets of subsidiaries:
Telkomsel	12,715	11,108
Mitratel	9,178	9,106
Others	604	604
Total	22,497	20,818

	2024	2023
Non-controlling interests in profit (loss)
in current period of subsidiaries:
Telkomsel	1,608	1,872
Mitratel	147	141
Others	12	11
Total	1,767	2,024

Material partly-owned subsidiaries

The non-controlling interest which are considered material to the Company are the non-controlling interest in Telkomsel and Mitratel. On March 31, 2024 and December 31, 2023, the non-controlling interest in Telkomsel holds 30,10% and Mitratel holds 28,16%.

The summarized financial informations of Telkomsel and Mitratel are provided below. These informations are based on amounts before intercompany eliminations and adjustments.

Summarized statements of financial position:

	Telkomsel		Mitratel
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Current assets	20,874	20,505	3,512	3,420
Non-current assets	90,646	92,461	53,797	53,590
Current liabilities	(37,634)	(40,009)	(11,618)	(11,071)
Non-current liabilities	(37,863)	(42,308)	(11,207)	(11,901)
Total equity	36,023	30,649	34,484	34,038
Attributable to:
Owners of the parent company	23,308	19,541	25,306	24,932
Non-controlling interests	12,715	11,108	9,178	9,106

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

20.	NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiaries (continued)

Summarized statements of profit or loss and other comprehensive income:

	Telkomsel		Mitratel
	2024	2023	2024	2023
Revenues	28,530	21,499	2,205	2,055
Operation expenses	(20,539)	(14,766)	(1,046)	(1,107)
Other expenses - net	(955)	(15)	(592)	(388)
Profit before income tax	7,036	6,718	567	560
Income tax expense - net	(1,662)	(1,391)	(46)	(59)
Profit for the period	5,374	5,327	521	501
Other comprehensive income (loss) - net	0	-	-	-
Total comprehensive income
for the period	5,374	5,327	521	501

Attributable to
non-controlling interests	1,608	1,872	147	141
Dividends paid to
non-controlling interests	-	-	-	-

Summarized statements of cash flows:

	Telkomsel		Mitratel
	2024	2023	2024	2023
Operating	10,258	7,730	4,058	2,219
Investing	(3,222)	(2,856)	(275)	(2,169)
Financing	(7,367)	(5,228)	(3,320)	(1,574)
Net increase (decrease) in cash and and cash equivalents	(331)	(354)	463	(1,524)

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

21.CAPITAL STOCK

	March 31, 2024
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,062,011,780	4.11	204
Directors (Note 1b):
Ririek Adriansyah	9,336,755	0	0
Bogi Witjaksono	6,952,700	0	0
Afriwandi	6,995,200	0	0
Heri Supriadi	7,042,700	0	0
F.M. Venusiana R.	10,629,200	0	0
Herlan Wijanarko	6,995,200	0	0
Muhamad Fajrin Rasyid	6,952,700	0	0
Budi Setyawan Wijaya	7,407,700	0	0
Honesti Basyir	3,192,844	0	0
Commissioners (Note 1b):		-
Isa Rachmatarwata	3,312,700	0	0
Marcelino Rumambo Pandin	3,312,700	0	0
Ismail	3,312,700	0	0
Arya Mahendra Sinulingga	3,359,500	0	0
Rizal Mallarangeng	3,312,700	0	0
Silmy Karim	1,344,700
Public (individually less than 5%)	43,314,391,261	43.80	2,169
Total	99,062,216,600	100.00	4,953

	December 31, 2023
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	3,973,451,980	4.02	199
Directors (Note 1b):
Ririek Adriansyah	6,016,355	0	0
Bogi Witjaksono	4,130,400	0	0
Afriwandi	4,172,900	0	0
Heri Supriadi	4,170,400	0	0
F.M. Venusiana R.	7,806,900	0	0
Herlan Wijanarko	4,172,900	0	0
Muhamad Fajrin Rasyid	4,130,400	0	0
Budi Setyawan Wijaya	4,585,400	0	0
Honesti Basyir	370,544	0	0
Commissioners (Note 1b):
Isa Rachmatarwata	1,968,000	0	0
Marcelino Rumambo Pandin	1,968,000	0	0
Ismail	1,968,000	0	0
Arya Mahendra Sinulingga	2,014,800	0	0
Rizal Mallarangeng	1,968,000	0	0
Public (individually less than 5%)	43,436,968,061	43.89	2,174
Total	99,062,216,600	100.00	4,953

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government of the Republic of Indonesia and cannot be transferred to any party, and has a veto right in the General Meeting of Stockholders of the Company with respect to the election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

22.	OTHER EQUITY

	March 31, 2024	December 31, 2023
Difference from the acquisition of non-controlling
interests in subsidiaries	8,364	8,364
Exchange rate translation adjustment	963	844
Effect of changes in associates’ equity	386	386
Unrealized gain on available-for-sale securities	8	8
Other equity components	37	37
Total	9,758	9,639

23.	REVENUES

The Group derives revenues in the following major product lines:

2024	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues
Cellular	1,583	-	-	46	-	1,629
Fixed lines	-	-	93	26	-	119
Total telephone revenues	1,583	-	93	72	-	1,748
Interconnection revenues	75	-	-	2,500	-	2,575
Data, internet, and information
technology service revenues
Cellular data and internet	17,702	-	-	-	-	17,702
Internet, data communication, and
information technology services	79	-	2,352	643	27	3,101
SMS	759	-	2	-	-	761
Others	658	-	343	247	97	1,345
Total data, internet, and information
technology service revenues	19,198	-	2,697	890	124	22,909
Network revenues	1	-	294	390	-	685
IndiHome revenues	-	6,863	-	-	-	6,863
Other services
Call center service	-	-	374	-	-	374
Manage service and terminal	-	-	288	3	-	291
E-payment	-	-	249	-	-	249
E-health	-	-	182	-	-	182
Others	234	-	290	80	154	758
Total other services	234	-	1,383	83	154	1,854
Total revenues from
contract with customer	21,091	6,863	4,467	3,935	278	36,634
Revenues from lessor transactions	-	-	-	795	-	795
Total revenues	21,091	6,863	4,467	4,730	278	37,429
Adjustments and eliminations	-	(1)	5	30	(152)
Total external revenues as reported in
note operating segment	21,091	6,862	4,472	4,760	126

2023	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues
Cellular	2,645	-	-	40	-	2,685
Fixed lines	-	170	145	30	-	345
Total telephone revenues	2,645	170	145	70	-	3,030
Interconnection revenues	74	-	-	2,145	-	2,219
Data, internet, and information
technology service revenues
Cellular data and internet	16,891	-	-	-	-	16,891
Internet, data communication, and
information technology services	-	35	1,652	552	-	2,239
SMS	993	-	7	-	-	1,000
Others	914	-	463	237	48	762
Total data, internet, and information
technology service revenues	17,898	35	2,122	789	48	20,892
Network revenues	1	-	334	303	-	638
IndiHome revenues	-	6,439	753	-	-	7,192
Other services
Call center service	-	-	324	-	-	324
Manage service and terminal	-	-	289	-	-	189
E-health	-	-	174	-	-	174
E-payment	3	-	104	-	-	107
Others	14	12	250	90	204	570
Total other services	17	12	1,141	90	204	1,464
Total revenues from
contract with customer	20,635	6,656	4,495	3,397	252	35,435
Revenues from lessor transactions	-	-	-	655	-	655
Total revenues	20,635	6,656	4,495	4,052	252	36,090
Adjustments and eliminations	-	-	12	(12)	(163)
Total external revenues as reported in
note operating segment	20,635	6,656	4,507	4,040	89

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

23.	REVENUES (continued)

Management expects that most of the transaction price allocated to the unsatisfied contracts as of March 31, 2024 will be recognized as revenue during the next reporting periods. Unsatisfied performance obligations as of March 31, 2024, which management expect to be realised within one year is Rp8,186 billion, and more than one year is Rp5,087 billion.

The Group entered into non-cancellable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 32 years and with expiry dates between 2025 and 2052. Periods may be extended based on the agreement by both parties.

Refer to Note 32 for details of related parties transactions.

24.	PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2024	2023
Salaries and related benefits	2,474	2,258
Vacation pay, incentives, and other benefits	1,085	960
Pension and other post-employment
benefits (Note 30)	480	440
LSA expense (Note 31)	78	72
Others	11	9
Total	4,128	3,739

Refer to Note 32 for details of related parties transactions.

25.	OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2024	2023
Operation and maintenance	5,574	5,321
Radio frequency usage charges (Note 35c.i)	1,915	1,849
Leased lines and Customer Premise Equipment ("CPE")	776	669
Concession fees and USO charges (Note 15)	702	643
Electricity, gas, and water	234	227
Cost of SIM cards, vouchers, and
sales of peripherals (Note 7)	146	178
Others (each below Rp100 billion)	278	287
Total	9,625	9,174

Refer to Note 32 for details of related parties transactions.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

26.GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2024	2023
General expenses	478	463
Allowance for expected credit losses
trade receivables (Note 5)	446	672
Professional fees	112	191
Traveling	106	102
Training, education, and recruitment	101	70
Others (each below Rp100 billion)	281	344
Total	1,524	1,842

Refer to Note 32 for details of related parties transactions.

27.TAXATION

a.Prepaid taxes

	March 31, 2024	December 31, 2023
The Company:
Income Tax
Article 22 - Witholding tax on goods delivery
and imports	0	0
Article 23 - Witholding tax on service delivery	238	238
Subsidiaries:
Income Tax
Corporate Income Tax	31	-
Article 4(2) - Final tax	193	1
Article 22 - Witholding tax on goods delivery
and imports	2	-
Article 23 - Witholding tax on service delivery	104	4
VAT	1,971	1,669
Total prepaid taxes	2,539	1,912
Current portion	(2,539)	(1,912)
Non-current portion (Note 13)	-	-

b.Claims for tax refund

	March 31, 2024	December 31, 2023
The Company
Corporate Income Tax	271	271
Article 21 - Individual income tax	2	2
VAT	122	164
Subsidiaries
Income Tax
Corporate income tax	663	699
Article 23 - Witholding tax on services delivery	2	10
VAT	501	476
Total claims for tax refund	1,561	1,622
Current portion	(5)	(16)
Non-current portion (Note 13)	1,556	1,606

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.TAXATION (continued)

c.	Taxes payable

	March 31, 2024	December 31, 2023
The Company:
Income taxes
Article 4(2) - Final tax	23	33
Article 21 - Individual income tax	141	102
Article 22 - Withholding tax on goods delivery
and imports	3	2
Article 23 - Withholding tax on services	48	24
Article 25 - Installment of corporate income tax	-	122
Article 26 - Withholding tax on non-resident
income	0	0
Article 29 - Corporate income tax	23	-
VAT	102	170
VAT - Tax collector	113	163
	453	616
Subsidiaries:
Income taxes
Article 4(2) - Final tax	149	317
Article 21 - Individual income tax	396	182
Article 22 - Withholding tax on goods delivery
and imports	5	9
Article 23 - Withholding tax on services	149	152
Article 25 - Installment of corporate income tax	542	539
Article 26 - Withholding tax on non-resident
income	9	10
Article 29 - Corporate income tax	1,220	1,672
VAT	435	399
VAT - Tax collector	750	629
	3,655	3,909
Total taxes payable	4,108	4,525

d. The components of consolidated income tax expense (benefit) are as follows:

	2024	2023
Current
The Company	459	611
Subsidiaries	1,187	1,117
	1,646	1,728
Deferred
The Company	(18)	(52)
Subsidiaries	695	473
	677	421
Net income tax expense	2,323	2,149

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

d.The components of consolidated income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the three months period ended March 31, 2024 and 2023 are as follows:

	2024	2023
Profit before income tax consolidation	10,142	10,597
Add back consolidation eliminations	5,495	5,569
Consolidated profit before income tax and eliminations	15,637	16,166
Less: profit before income tax of the subsidiaries	(9,124)	(9,220)
Profit before income tax attributable to the Company
before deduction of income subject to final tax	6,513	6,946
Less: income subject to final tax	(210)	(111)
Profit before income tax attributable to the Company
after deduction of income subject to final tax	6,303	6,835
Temporary differences:
Allowance for expected credit losses	296	196
Deferred installation fee	24	14
Leases	(25)	(24)
Provision for employee benefits	318	396
Land rights, intangible assets, and other	16	8
Net periodic pension and other post-employment
benefits costs	56	(21)
Difference between book value of accounting
and tax property equipment	(562)	(389)
Accrued expenses and provision for inventory
obsolescence	(22)	18
Contract cost	-	31
Net temporary differences	101	229
Permanent differences:
Net periodic post-retirement health care benefit costs	91	60
Donations	56	51
Employee benefits	3	4
Expense related to income subject to final tax	36	-
Equity in net income of associates and subsidiaries	(4,379)	(4,062)
Other (income) expense from tax assesment result	-	-
Others	45	52
Net permanent differences	(4,148)	(3,895)
Taxable income of the Company	2,256	3,169
Current corporate income tax expense	428	602
Final income tax expense	31	9
Total current income tax expense of the Company	459	611
Current income tax expense of the subsidiaries	1,187	1,117
Total current income tax expense	1,646	1,728

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.TAXATION (continued)

d.The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2024	2023
Profit before income tax consolidation	10,142	10,597
Less consolidated income subject to final tax - net	(1,892)	(10)
	8,250	10,587

Income tax expense calculated at the Company’s
applicable statutory tax rate	1,568	2,012
Difference in applicable statutory tax rate for
subsidiaries	187	232
Non-deductible expenses	440	(119)
Final income tax expense	31	9
Deferred tax adjusment	(14)	(37)
Unrecognized deferred tax	9	2
Others	102	50
Net income tax expense	2,323	2,149

In Law No. 7 of 1983 concerning Income Tax as amended several times, most recently by Law No. 6 of 2023 concerning Stipulation of Government Regulations in Lieu of Law No. 2 of 2022 concerning Job Creation becomes Law, Article 17 paragraph (1) letter b which stipulates that the tax rate applied to Taxable Income for domestic corporate taxpayers and permanent establishments is 22%, which comes into force in the 2022 fiscal year, and in article 17 paragraph (2b) stipulates that for corporate taxpayers in the form of a limited liability company with a total number of paid-up shares is traded on a stock exchange in Indonesia of at least 40% and meeting certain requirements can receive 3% tax rate lower than the expected rate.

The Company applied the tax rate of 19% for the three months period ended March 31, 2024 and the year ended December 31, 2023. The subsidiaries applied the tax rate of 22% for the three months period ended March 31, 2024 and the year ended December 31, 2023.

e.Tax assessment

(i)	The Company

Income tax fiscal year 2015

On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter (“SKPLB”) for corporate income tax amounting to Rp147 billion. The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless (Flexi) subscribers’ migration amounting to Rp42 billion from Annual Corporate Income Tax Return fiscal year 2015 to Annual Corporate Income Tax Return fiscal year 2016. The accepted portion was charged to the 2017 consolidated statements of profit or loss and other comprehensive income. On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion.

On July 18, 2018, the Tax Authorities issued Decision Letter on Company’s objections for SKPLB of corporate income tax, wherein the Tax Authorities has granted the several Company’s objection and additional amount of overpayment which should be received amounting to Rp76 billion. On October 10, 2018, the Company filed an appeal.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

e.	Tax assessments (continued)

(i)	The Company (continued)

Income tax fiscal year 2015 (continued)

On July 8, 2020, the Company received appeal decision from the Tax Court regarding corporate income tax dispute for fiscal year 2015. The Tax Court partially approved the appeal filed by the Company. On September 9, 2020, the Company received tax refund of additional overpayment of corporate income tax amounting to Rp90.9 billion.

On October 26, 2020, the Company received notification letter from Tax Court that Tax Authorities filed a judicial review of corporate income tax dispute for fiscal year 2015. On December 2, 2020, the Company field a contra memorandum for judicial review as response of Tax Authorities judicial review.

The entire file of the Judicial Review Memorandum submitted by the Judicial Review Applicant (DGT) and the Judicial Review Counter Memorandum file sent by the Respondent (Telkom) have been forwarded by the Secretariat of the Tax Court to the Supreme Court on December 13, 2022, with a letter of introduction number PKMA-1594/XII/ PAN.Wk/2022.

On May 25, 2023, the Supreme Court issued Decision number 1365/B/PK/Pjk/2023 which rejected the DGT's request for review. Thus, all tax obligations for 2015 have permanent legal force through the Issuance of the Supreme Court Decision and have passed the tax determination expiration period as stipulated in the tax law.

Income Tax and VAT fiscal year 2019

On May 12, 2022, the Company received a notice of field audit for overpayment of domestic VAT for period January to December 2019. On November 30, 2022, the Company received VAT Collector (“WAPU”) Underpayment Assesment Letter (“SKPKB”) and Tax Collection Letter (“STP”) for the period January to December 2019 amounting to Rp6.3 billion (including a fine of Rp3.1 billion) and domestic VAT SKPLB for January to December 2019 amounting to Rp 60.8 billion. The Company agrees to accept the auditor's tax correction and has charged fines and audit corrections to the 2022 income statement. Thus, for the 2019 VAT tax type, the Company has received a decision that is final and has permanent legal force.

On April 12, 2023, the Company received a Field Audit Notification Letter to test compliance with tax obligations on Corporate Income Tax and Income Tax Withholding/Collection for the 2019 Fiscal Year. As of the issuance date of these financial statements, the tax audit process is still ongoing.

Income Tax and VAT fiscal year 2020

On September 1, 2022, the Company received a notice of field audit for overpayment of domestic VAT for period May 2020. On March 10, 2023, the Company received SKPKB and STP VAT for May 2020 WAPU in the amount of Rp0.6 billion (including a fine of Rp0.3 billion), Nil Tax Assesment Letter (“SKPN”) and offshore VAT STP in the amount of Rp0.1 billion, and SKPLB VAT In Country Period May 2020 valued at Rp0.3 billion. The Company agreed to accept the auditor's tax correction and has charged fines and correctional sanctions to the 2023 income statement.

On March 13, 2023, the Company received a Field Audit Notification Letter for Overpayment of VAT Tax Return for January to April, July, September and November to December 2020. On April 6, 2023, the Company received a Field Audit Notification Letter regarding the overpayment of VAT Tax Return for June, August and October 2020. On June 20, 2023, the Company received Audit Notification Letter to test compliance with tax obligations regarding Corporate Income Tax, VAT and Income Tax Withholding/Collection for the 2020 Fiscal Year.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

e.	Tax assessments (continued)

(i)	The Company (continued)

Income Tax and VAT fiscal year 2020 (continued)

As of the issuance date of these financial statements, the Company has received Tax Assessment Letters and STP for the period, January, February, April and July 2020, consisting of Domestic VAT SKPLB amounting to Rp39.7 billion, VAT SKPKB and Offshore VAT STP from outside the Customs Area amounting to Rp0.6 billion and SKPKB and STP VAT WAPU amounting to Rp0.6 billion. Meanwhile, the audit process for Corporate Income Tax and Withholding/Collection Tax is still ongoing.

Income tax and VAT fiscal year 2021

On June 20, 2023, the Company received a Tax Audit Notification Letter for Corporate Income Tax, VAT and Withholding Income Tax for the 2021 Fiscal Year. As of the issuance date of these financial statements, the audit process for all types of taxes is still ongoing.

(ii)Telkomsel

Income tax and VAT fiscal year 2014

In May 2019, Telkomsel received tax underpayment assessment letters for the 2014 CIT, VAT and WHT in total amount of Rp151 billion (including penalty of Rp55 billion). Telkomsel partially accepted the portion of Rp16 billion and charged it as expense in 2019 consolidated statement of profit or loss. Telkomsel also paid a portion of Rp99 billion out of the remaining underpayment and recorded it as claim for tax refund. In August 2019, Telkomsel filed an objection to the Tax Authorities for full amount of Rp134 billion.

In July 2020, Telkomsel received an objection decision letter which accepted Telkomsel’s objection of Rp27 billion and rejected the remaining Rp107 billion. Telkomsel received the tax refund of Rp27 billion in August 2020.

In September 2020, Telkomsel filed an appeal to the Tax Court for the 2014 CIT, WHT and VAT assessments amounting to Rp107 billion.

In April 2022, Telkomsel received the Tax Court’s Verdict for the 2014 underpayment of WHT and VAT, which partially accepted Telkomsel’s appeal amounting to Rp66 billion. Telkomsel received the refund in April, May and June 2022, and charged the rejected portion of Rp4 billion in the 2022 consolidated statement of profit or loss.

In August 2022, Telkomsel received notifications that the Tax Authorities had filed a judicial review to the Supreme Court (“SC”) for the 2014 VAT amounting to Rp8 billion. Telkomsel had since submitted its contra memorandums for the Judicial Review in September 2022.

In February and March 2023, the SC fully rejected the judicial review claimed by the Tax Authorities on tax periods of 2014 VAT amounting to Rp8 billion. Thus, these cases have been legally enforced (in-kracht) and no additional tax payables for fiscal year 2014.

As at the authorization date of these consolidated financial statements, the result of appeal for CIT have not yet been received.

Income tax and VAT fiscal year 2015

In August 2019, Telkomsel received the tax underpayment assessment letters for the 2015 CIT, VAT and WHT in total amount of Rp385 billion (including penalty of Rp129 billion). Telkomsel accepted the portion of Rp35 billion, which was paid and charged as expense in the 2019 consolidated statement of profit or loss. Telkomsel also paid the remaining amount of underpayment and recorded it as claim for tax refund. In September 2019, Telkomsel filed an objection to the Tax Authorities for Rp350 billion.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

e.Tax assessments (continued)

(ii)Telkomsel (continued)

Income tax and VAT fiscal year 2015 (continued)

In July 2020, Telkomsel received an objection decision letter from Tax Authorities that rejected all Telkomsel’s objection.

In September 2020, Telkomsel filed an appeal to the Tax Court for the 2015 CIT, WHT and VAT assessments amounting to Rp350 billion.

In April and May 2022, Telkomsel received the Tax Court’s Verdict for the 2015 underpayment of WHT and VAT which partially accepted the Telkomsel’s appeal amounting to Rp53 billion. Telkomsel received the refund in April and May 2022, and charged the rejected portion of Rp3 billion in the 2022 consolidated statement of profit or loss.

In August 2022, Telkomsel received notifications that the Tax Authorities had filed a judicial review to the SC for the 2015 VAT amounting to Rp24 billion. Telkomsel had submitted its contra memorandums for the Judicial Review in August 2022.

During February to May 2023, Telkomsel received decision letters from SC, which fully rejected the Judicial Review claimed by the Tax Authorities for the tax periods of 2015 fiscal year VAT amounting to Rp24 billion. Telkomsel has received all final decisions, which are legally enforced (in-kracht) and thus, there are no additional tax payables for 2015 fiscal year VAT.

As at the authorization date of these consolidated financial statements, the results of appeal for CIT have not yet been received.

Income tax and VAT fiscal year 2018

In September 2022, Telkomsel received tax underpayment assessment letters for the 2018 CIT, VAT and WHT amounting to Rp160 billion (including penalty of Rp49 billion) in total. At the same time, Telkomsel also received tax assessment letters for 2018 VAT confirming tax overpayments in the amount of Rp40 billion.

On October 14, 2022, Telkomsel paid and accepted a portion of the CIT tax assessment of Rp165 million, and charged it as expense in the 2022 consolidated statements of profit or loss. Telkomsel also paid the remaining amount of tax assessment for CIT and VAT amounting to Rp57 billion, after netting-off with overpayment of Rp40 billion. Telkomsel recorded it as claim for tax refund in the consolidated statements of financial position.

On December 13, 2022, Telkomsel filed an objection to the Tax Authorities amounting to Rp120 billion for CIT, VAT and WHT.

In October 2023, Telkomsel received objection decision letters from Tax Authorities, which partially accepted Telkomsel’s objection for WHT and VAT as well as rejected the entire Telkomsel’s objection for CIT.

Telkomsel has fully received tax refunds amounting to Rp22 billion for WHT and VAT in October 2023 and charged the rejected portion of WHT and VAT amounting to Rp0.2 billion in total as expense in 2023 consolidated statement of profit or loss. Telkomsel has submitted an appeal for entire portion of CIT in January 2024.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

f.Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	Deferred tax asset and liabilities		(Charged) credited to
	in financial position		profit or loss
	March 31, 2024	December 31, 2023	2024	2023
The Company
Allowance for expected credit losses	888	831	57	37
Net periodic pension and other
post-employment benefit costs	832	822	10	(4)
Difference between accounting and tax
bases of property and equipment	320	430	(110)	(65)
Provision for employee benefits	361	299	62	75
Deferred installation fee	26	21	5	3
Land rights, intangible assets and others	32	29	3	2
Accrued expenses and provision for
inventory obsolescence	82	86	(4)	3
Leases	(5)	-	(5)	(5)
Capitalization of contract cost	14	14	-	6
Total deferred tax assets - net	2,550	2,532	18	52
Telkomsel
Provision for employee benefits	1,428	1,385	43	33
Allowance for expected credit losses	269	205	64	25
Leases	(195)	554	(749)	(578)
Contract liabilities	379	400	(21)	-
Difference between accounting and tax bases of
property and equipment	(1,226)	(1,228)	1	51
License amortization	(172)	(171)	-	2
Contract cost	(40)	(46)	6	-
Other financial instruments	(179)	(165)	(14)	-
Deferred tax assets (liabilities) of Telkomsel - net	264	934	(670)	(467)
Deferred tax assets of the other subsidiaries - net	687	704	(6)	(11)
Deferred tax liabilities of the other subsidiaries - net	(861)	(841)	(19)	5
Deferred tax expense (income)			(677)	(421)
Total deferred tax assets - net	3,501	4,170
Total deferred tax liabilities - net	(861)	(841)

As of March 31, 2024 and December 31, 2023 the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities are not recognized were Rp86,890 billion and Rp79,794 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduced if actual future taxable income is lower than estimates.

g.	Administration

In October 2021, the Government also issued Law No.7/2021 on the Harmonization of Tax Regulations, which, among other things, regulates the rates of income tax and VAT. Starting January 1, 2022, the Group applies the income tax rate on employee taxable income in accordance with paragraph (1) letter a of Article 17 Chapter III, and starting April 1, 2022 the VAT rate changes to 11%. The Company ensures the readiness of the surrounding billing system, administrative and legal aspects of transactions, and builds intensive coordination between related units, concerned to prepare for the implementation of these rules.

In February 2022, the Government issued Government Regulation No. 9/2022 concerning the Second Amendment to Government Regulation No. 51/2008 concerning Income Tax on Income from Construction Services Business. The Company ensures administrative and legal aspects of transactions and builds solid coordination between related units to prepare for the application of the income tax rate rule for construction service businesses as stipulated in article 3 paragraph (1) of the regulation.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

g.	Administration (continued)

In June 2023, the Government issued Minister of Finance Regulation No. 66/PMK.03/2023 concerning Income Tax Treatment of Reimbursement or Compensation in Relation to Work or Services Received or Obtained in Kind and/or Enjoyment. The Company ensures administrative and legal aspects of transactions, and builds intensive coordination between related units to implement these rules.

In December 2023, the Government issued Government Regulation No. 58 of 2023 concerning Income Tax Withholding Rates Article 21 on Income in Connection with Work, Services or Activities of Individual Taxpayers as well as Regulation of the Minister of Finance No. 168 of 2023 concerning Guidelines for Implementing Tax Deductions on Income in Connection with Work, Services or Individual Activities which will come into effect from January 1, 2024. With this provision, there is a change in the mechanism for calculating Income Tax Article 21 for Employees which previously used progressive rates in accordance with Article 17 of the Law -The Income Tax Law uses the average effective rate (TER) for Article 21 Income Tax deductions as regulated in the government regulation. The Company ensures that there is intensive coordination between related units to implement these regulations.

28.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the period attributable to owners of the parent company amounting to Rp6,053 billion and Rp6,424 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares for the three months period ended March 31, 2024 and 2023, respectively.

Basic earnings per share amounting to Rp61.10 and Rp64.85 (in full amount) for the three months period ended March 31, 2024 and 2023, respectively. The Company does not have potentially dilutive financial investments for the three months period ended March 31, 2024 and 2023.

29.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 73 dated May 30, 2023 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2022 amounting to Rp16,603 billion (Rp167.59 per share). The Company paid cash dividend on July 5, 2023.

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of March 31, 2024 and December 31, 2023 is Rp15,337 billion, respectively.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	March 31, 2024	December 31, 2023
Pension benefit and other post-employment
benefit obligations
Pension benefit
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	3,734	3,666
Additional pension benefit obligation	30a.i.a.ii	41	44
The Company - unfunded	30a.i.b	248	258
Telkomsel	30a.ii	4,890	4,726
Projected pension benefit obligations		8,913	8,694
Net periodic post-employment health care
benefit	30b	1,561	1,470
Other post-employment benefit	30c	240	244
Long service employee benefit	30d	1	1
Obligation under the Labor Law	30e	1,043	1,005
Total		11,758	11,414

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2024	2023
Pension benefit cost
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	164	170
Additional pension benefit obligation	30a.i.a.ii	1	1
The Company - unfunded	30a.i.b	7	14
Telkomsel	30a.ii	165	153
Total periodic pension benefit cost	24	337	338
Net periodic post-employment health care
benefit cost	24,30b	91	60
Other post-employment benefit cost	24,30c	4	6
Long service employee benefit cost	24,30d	0	0
Obligation under the Labor Law	24,30e	48	36
Total		480	440

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The following table presents the changes in projected pension benefit obligation and post-employment  health care benefit obligations, changes in pension benefit and post-employment health care benefit plan assets, funded status of the pension plan and post-employment health care benefit plan, and net amount recognized in the consolidated statements of financial position as of March 31, 2024 and December 31, 2023, under the defined benefit pension plan:

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2024	23,718	(20,052)	5,796	(1,070)	14,624	(13,154)	9,862

Service costs	74	-	86	-	-	-	160
Interest costs (income)	383	(326)	96	(17)	241	(216)	161
Plan administration cost	(32)	32	-	0	-	66	66
Additional welfare benefits	34	-	-	-	-	-	34
Cost recognized in the consolidated
statement of profit or loss	459	(294)	182	(17)	241	(150)	421

Actuarial (gain) loss on:
Experience adjustments	70	-	-	-	68	-	138
Return on plan assets
(excluding amount included in
net interest expense)	-	(70)	-	-	-	(68)	(138)
Cost recognized in OCI	70	(70)	-	-	68	(68)	-

Employer’s contributions	-	(63)	-	(1)	-	-	(64)
Pension plan participants’ contributions	4	(4)	0	0	-	-	-
Benefits paid from plan assets	(487)	487	-	-	(160)	160	-
Benefits paid by employer	(34)	-	-	-	-	-	(34)
Balance, March 31, 2024	23,730	(19,996)	5,978	(1,088)	14,773	(13,212)	10,185
Projected pension benefit
obligation at end of year	3,734		4,890		1,561		10,185

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The following table presents the changes in projected pension benefit obligation and post-employment  health care benefit obligations, changes in pension benefit and post-employment health care benefit plan assets, funded status of the pension plan and post-employment health care benefit plan, and net amount recognized in the consolidated statements of financial position as of March 31, 2024 and December 31, 2023, under the defined benefit pension plan (continued):

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2023	23,136	(18,902)	5,128	(853)	12,878	(12,878)	8,509
Service costs	326	-	331	-	-	-	657
Settlement costs	(2)	2	-	-	-	-	-
Interest costs (income)	1,573	(1,295)	369	(67)	913	(898)	595
Plan administration cost	(126)	126	-	-	-	187	187
Interest expense on effect of asset ceiling	-	-	-	-	-	3	3
Additional welfare benefits	50	-	-	-	-	-	50
Cost recognized in the consolidated
statement of profit or loss	1,821	(1,167)	700	(67)	913	(708)	1,492

Actuarial (gain) loss on:
Experience adjustments	91	-	(76)	-	(907)	-	(892)
Changes in financial assumptions	906	-	(40)	-	2,349	-	3,215
Return on plan assets
(excluding amount included in
net interest expense)	-	(473)	-	25	-	(89)	(537)
Changes in asset ceiling	-	-	-	-	-	(88)	(88)
Cost recognized in OCI	997	(473)	(116)	25	1,442	(177)	1,698

Employer’s contributions	-	(1,635)	-	(4)	-	-	(1,639)
Pension plan participants’ contributions	17	(17)	-	-	-	-	-
Benefits paid from plan assets	(1,972)	1,972	(149)	-	(586)	586	(149)
Benefits paid by employer	(50)	-	-	-	-	-	(50)
Benefit obligation from transferred employees	-	-	233	(171)	-	-	62
Effect on transfer of Indihome
business to Telkomsel	(231)	170	-	-	(23)	23	(61)
Balance, December 31, 2023	23,718	(20,052)	5,796	(1,070)	14,624	(13,154)	9,862
Projected pension benefit
obligation at end of year	3,666		4,726		1,470		9,862

The following table presents the changes in unfunded projected pension benefit obligations, additional pension benefit obligations, other post-employment benefit obligations and obligations under the Labor Law, changes in additional pension benefit plan assets, and net amount recognized in the consolidated statements of financial position as of March 31, 2024 and December 31, 2023, under the defined benefit pension plan:

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the Labor Law	Total
Balance, January 1, 2024	258	44	244	1	1,005	1,552
Service costs	3	0	1	0	46	50
Interest costs	4	1	3	-	2	10
Cost recognized in the consolidated
statement of profit or loss	7	1	4	0	48	60

Benefits paid by employer	(17)	(4)	(8)	-	(10)	(39)
Balance, March 31, 2024	248	41	240	1	1,043	1,573

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The following table presents the changes in unfunded projected pension benefit obligations, additional pension benefit obligations, other post-employment benefit obligations and obligations under the Labor Law, changes in additional pension benefit plan assets, and net amount recognized in the consolidated statements of financial position as of March 31, 2024 and December 31, 2023, under the defined benefit pension plan (continued):

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the Labor Law	Total
Balance, January 1, 2023	522	44	268	1	928	1,763

Service costs	22	-	7	1	152	182
Interest costs	32	3	15	-	65	115
Cost recognized in the consolidated
statement of profit or loss	54	3	22	1	217	297

Actuarial (gain) loss recognized in OCI	(246)	(1)	2	-	(41)	(286)
Benefits paid by employer	(53)	(2)	(38)	(1)	(102)	(196)
Effect on transfer of Indihome business to Telkomsel	(19)	-	(10)	-	3	(26)
Balance, December 31, 2023	258	44	244	1	1,005	1,552

The components of net periodic pension benefit cost for the three months period ended March 31, 2024 and 2023 are as follows:

								The Company
	The Company						Telkomsel	and its subsidiaries
				Post-	Other
	Defined	Additional		employment	post-	Long	Defined
	penison	penison		health care	employment	service	penison	Obligations
	benefit	benefit		benefit	benefit	employee	benefit	under
2024	obligations	obligations	Unfunded	cost	obligations	benefit	obligations	the Labor Law	Total
Service costs	74	0	3	-	1	0	86	46	210
Interest costs	57	1	4	25	3	-	79	2	171
Plan administration cost	-	-	-	66	-	-	-	-	66
Additional welfare benefits	34	-	-	-	-	-	-	-	34
Net periodic pension benefit cost	165	1	7	91	4	0	165	48	481
Amount charged to subsidiaries
under contractual agreements	(1)	-	-	-	-	-	-	-	(1)
Net periodic pension benefit
cost less charged
to subsidiaries	164	1	7	91	4	0	165	48	480

								The Company
	The Company						Telkomsel	and its subsidiaries
				Post-	Other
	Defined	Additional		employment	post-	Long	Defined
	penison	penison		health care	employment	service	penison	Obligations
	benefit	benefit		benefit	benefit	employee	benefit	under
2023	obligations	obligations	Unfunded	cost	obligations	benefit	obligations	the Labor Law	Total
Service costs	83	-	5	-	2	0	82	35	207
Interest costs	71	1	9	-	4	-	71	1	157
Plan administration cost	22	-	-	60	-	-	-	-	82
Net periodic pension benefit cost	176	1	14	60	6	0	153	36	446
Amount charged to subsidiaries
under contractual agreements	(6)	-	-	-	-	-	-	-	(6)
Net periodic pension
benefit coss less
charged to subsidiaries	170	1	14	60	6	0	153	36	440

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs

i.	The Company

(a)	Funded pension plan

(i)	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). Pension Fund Management in accordance with the Pension Fund and Investment Directives Regulations determined by the Founder is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board consisting of representatives of the Company and participants.

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp63 billion and Rp1,635 billion, for the three months period ended March 31, 2024 and for the year ended December 31, 2023, respectively.

Risks exposed to defined benefit programs are risks such as asset volatility and changes in bond yields. The project liabilities are calculated using a discount rate that refers to the level of government bond yields, if the return on program assets is lower, it will result in a program deficit. A decrease in the yield of government bonds will increase the program liabilities, although this will be offset in part by an increase in the value of the program bonds held. The Company ensures that the investment position is set within the framework of asset-liability matching ("ALM") that has been formed to achieve long-term results that are in line with the liabilities in the defined benefit pension plan. Within the ALM framework, the Company's objective is to adjust its pension assets and liabilities by investing in a well diversified portfolio to produce an optimal rate of return, taking into account the level of risk. Investment in the program has been well diversified, so that one investment's poor performance will not have a material impact on all asset groups.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

As of March 31, 2024 and December 31, 2023, plan assets consist of:

	March 31, 2024		December 31, 2023
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	902	-	559	-
Equity instruments:
Financials	1,924	-	1,799	-
Consumer non-cyclicals	42	-	98	-
Basic material	261	-	276	-
Infrastructures	650	-	741	-
Energy	192	-	161	-
Technology	33	-	41	-
Industrials	232	-	267	-
Consumer cyclicals	540	-	516	-
Properties and real estate	107	-	112	-
Healthcare	175	-	209	-
Transportation and logistic	7	-	7	-
Equity-based mutual fund	244	-	376	-
Fixed income instruments:
Corporate bonds	-	2,229	-	2,447
Government bonds	10,304	-	10,257	-
Fixed income mutual funds ("RDPT")	-	100	-	100
Midterm notes ("MTN")	-	99	-	99
Asset-backed securities ("EBA")	-	10	-	13
Sukuk	-	1,044	-	1,054
Non-public equity:
Direct placement	-	371	-	371
Property	-	186	-	186
Others	-	344	-	363
Total	15,613	4,383	15,419	4,633

Pension plan assets include Series B shares issued by the Company with fair values totalling to Rp379 billion and Rp457 billion, representing 1.90% and 2.28% of total plan assets as of March 31, 2024 and December 31, 2023, respectively, and bonds issued by the Company with fair value totalling to Rp346 billion and Rp345 billion representing 1.73% and 1.72% of total plan assets as of March 31, 2024 and December 31, 2023, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp396 billion and Rp1,768 billion for the three months period ended March 31, 2024 and for the year ended December 31, 2023, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (“FSR”) is above 105%. Based on Dapen’s financial statement as of December 31, 2023, Dapen’s FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

Based on the Company Regulations issued on September 30, 2022, regarding the Pension Fund Regulations from the Telkom Pension Fund, the Company stipulates that retirees who quit other than because of Disciplinary Punishment, Early Retirement, and at their own request and receive Pension Benefits of less than Rp1 million per month are given increase in monthly Pension Benefits to Rp1 million. In 2024 and 2023, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp34 billion and Rp50 billion, respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2023 and 2022, with reports dated March 1, 2024 and March 18, 2023, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2023 and 2022 are as follows:

	2023	2022
Discount rate	6.75%	7.25%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2019

(ii)	Additional pension benefit obligation

Based on the Company Regulations issued on September 30, 2022, regarding the Regulations on Pension Funds from Telkom Pension Funds, the Company organizes a Defined Contribution Other Benefit Program (“PMLIP”) in the form of Additional Benefits. PMLIP participants are entitled to receive Periodic Pension Benefits every month in accordance with the provisions in the Pension Fund Regulations. Additional Benefit Funds are sourced from Employer Additional Benefit contributions and provision for investment development proceeds if the FSR is achieved above 102% and the rate of Return on Investment (“ROI”) is above the actuarial interest rate for funding. The employer's additional benefit contribution for each PMLIP participant is set at Rp120 thousand for a 12-month contribution period which is calculated proportionally according to the amount received.

The actuarial valuation for additional pension benefit plan was performed based on the measurement date as of December 31, 2023 and 2022, with reports dated March 1, 2024 and March 18, 2023, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2023 and 2022 are as follows:

	2023	2022
Discount rate	6.75%	7.25%
Indonesian mortality table	2019	2019

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(ii)	Additional pension benefit obligation (continued)

Additional pension benefit obligation has been set aside since 2018 according to the approval by the Oversight Board. As of March 31, 2024, there is no additional obligations set aside because the requirements for recognizing additional benefits as mentioned above have not been fulfilled.

(b)	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees. The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp13 billion and Rp50 billion, for the three months period ended March 31, 2024 and for the year ended December 31, 2023, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus, and other benefits. Since April 1, 2012, the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The actuarial valuation for the unfunded defined benefit pension plan was performed, based on the measurement date as of December 31, 2023 and 2022, with reports dated
March 1, 2024 and March 8, 2023, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2023 and 2022 are as follows:

	2023	2022
Discount rate	6.75%	7.00% -7.25%
Rate of compensation increases	6.10%-8.00%	6.10%-8.00%
Indonesian mortality table	2019	2019

ii.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits determined based on their latest basic salary or take-home pay (exclusive of functional allowances) and number of service years. The plan is managed by PT Asuransi Jiwasraya (Persero) (“Jiwasraya”), a state-owned life insurance company, through an annuity insurance contract. Until 2004, employees contributed 5% of their monthly salaries to the plan, while Telkomsel contributed the remaining part required under the plan. Beginning in 2005, Telkomsel has been taking responsibility for the full amount of the contributions.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

ii.	Telkomsel (continued)

On April 23, 2021, Telkomsel and Jiwasraya agreed to terminate the insurance program contract (as mentioned above) and entered into restructuring agreement. The agreement replaced the benefit plan from annuities to lumpsum benefit. Based on this agreement, both parties agreed to determine the Cash Value (“CV”) at the termination date which divided into CV for active participant and passive participant amounting to Rp857 billion and Rp73 billion, respectively. There was a 5% cut from CV for active participant, hence the 95% of Rp857 billion (or equal to Rp814 billion) plus Rp73 billion will be the amount that subsequently taken over by PT Asuransi Jiwa IFG (“IFG Life”) when the agreement with IFG Life become effective and accordingly, the restructuring agreement will be terminated. As of November 30, 2023, the cash fund had been completely taken over by IFG Life with no changes was applied to the terms of the plan and cash value being transferred at the transfer date, and accordingly, the restructuring agreement was terminated.

On June 27, 2023, the Company and Telkomsel signed an agreement regarding Dapen to appoint Telkomsel as a Partner of the Company as the sole Founder, which resulted in rights and obligations to Telkomsel as governed in the Pension Fund Agreement effective from the business transfer of IndiHome consumer business segment to Telkomsel.

Effective from the business transfer of IndiHome consumer business segment to Telkomsel, Telkomsel sponsors a defined benefit pension plan for transferring employees hired prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Dapen. Dapen is managed in accordance with the Pension Fund and Investment Directives Regulations, which is determined by the Company as the Founder and is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board, appointed by the Founder.

The pension benefits are paid based on the participating employee’s latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% of their basic salaries to the pension fund. Telkomsel’s contribution to the pension fund for the three months period ended March 31, 2024 was amounting to Rp2 billion (December 31, 2023: Rp21 billion).

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2023 and 2022 with reports dated March 5, 2024 and February 28, 2023, respectively, by KKA Halim and Partner, an independent actuary in association with Milliman. The principal actuarial assumptions used by the independent actuary as of December 31, 2023 and 2022, are as follows:

	2023	2022
Discount rate	6.70%	6.75% - 7.25%
Rate of compensation increases	7.50% - 8.00%	6.10% - 8.00%
Indonesian mortality table	2019	2019

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes Telkom”).

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the three months period ended March 31, 2024 and for the year ended December 31, 2023. As of March 31, 2024 and December 31, 2023, plan assets consists of:

	March 31, 2024		December 31, 2023
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	550	-	391	-
Equity instruments:
Financials	1,498	-	1,465	-
Consumer non-cyclicals	101	-	115	-
Basic material	248	-	260	-
Infrastructures	571	-	617	-
Energy	174	-	156	-
Technology	15	-	24	-
Industrials	246	-	261	-
Consumer cyclicals	406	-	394	-
Properties and real estate	108	-	110	-
Healthcare	126	-	147	-
Transportation and logistic	5	-	5	-
Equity-based mutual funds	382	-	434	-
Fixed income instruments:
Government obligations	1,334	-	1,269	-
Corporate obligations	6	-	6	-
Fixed income mutual funds	6,995	-	7,053	-
Unlisted shares:
Private placement	-	448	-	447
Total	12,765	448	12,707	447

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totalling Rp273 billion and Rp321 billion, representing 2.07% and 2.45% of total plan assets as of March 31, 2024 and December 31, 2023, respectively. Bonds issued by The Company with a fair value of Rp6 billion each represent 0.04% of total assets as of December 31, 2023. The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp262 billion and Rp987 billion for the three months period ended March 31, 2024 and for the year ended December 31, 2023, respectively.

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2023 and 2022, with reports dated March 1, 2024 and March 8, 2023, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2023 and 2022 are as follows:

	2023	2022
Discount rate	6.75%	7.25%
Health care costs trend rate assumed for next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2023	2022
Indonesian mortality table	2019	2019

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”) and death allowance (Meninggal Dunia or “MD” allowance) is given to employees who have passed away with an amount of 12 times from the last salary.

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2023 and 2022, with reports date March 1, 2024 and March 8, 2023, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2023 and 2022 are as follows:

	2023	2022
Discount rate	6.50%	6.75%
Indonesian mortality table	2019	2019

d.	Long service employee benefits

The Company provides long service employee benefits to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of March 31, 2024 and December 31, 2023 amounted to Rp1 billion, respectively. The related long service employee benefits cost charged to expense amounted to Rp0 billion for the three months period ended March 31, 2024 and 2023, respectively.

e.	Obligation under the Labor Law

Under Law No. 11 Year 2020, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of March 31, 2024 and December 31, 2023 amounted to Rp1,043 billion and Rp1,005 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp48 billion and Rp36 billion for the three months period ended March 31, 2024 and 2023, respectively.

f.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2024 and 2023 are as follows:

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-	Post-employment
	pension benefit	pension benefit			health care	employment	benefits
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits	UUCK (Telkom)

March 31, 2024
Within next 10 years	20,557	35	323	8,833	8,769	274	83
Within 10-20 years	15,850	30	80	13,778	13,651	116	426
Within 20-30 years	9,623	16	139	9,184	12,128	71	485
Within 30-40 years	3,630	5	21	439	5,114	3	49
Within 40-50 years	693	1	-	-	819	-	-
Within 50-60 years	53	-	-	-	48	-	-
Within 60-70 years	1	-	-	-	5	-	-
Within 70-80 years	-	-	-	-	-	-	-

Weighted average
duration of DBO	8.42 years	8.42 years	5.54 years	9.18 years	12.39 years	4.51 years	11.18 years

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

f.	Maturity Profile of Defined Benefit Obligation (“DBO”) (continued)

The timing of benefits payments and weighted average duration of DBO for 2024 and 2023 are as follows (continued):

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-	Post-employment
	pension benefit	pension benefit			health care	employment	benefits
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits	UUCK (Telkom)

December 31, 2023
Within next 10 years	21,044	39	340	8,833	8,929	281	83
Within 10-20 years	15,850	30	79	13,778	13,651	116	426
Within 20-30 years	9,623	16	139	9,184	12,128	70	485
Within 30-40 years	3,630	5	21	439	5,114	3	49
Within 40-50 years	693	1	-	-	819	-	-
Within 50-60 years	53	-	-	-	48	-	-
Within 60-70 years	1	-	-	-	5	-	-
Within 70-80 years	-	-	-	-	1	-	-

Weighted average
duration of DBO	8.42 years	8.42 years	5.54 years	9.18 years	12.39 years	4.51 years	11.18 years

g.	Sensitivity Analysis

As of March 31, 2024 and December 31, 2023, 1% change in discount rate and rate of compensation would have effect on DBO, are as follows:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
March 31, 2024
Funded:
Defined pension benefit obligation	(2,031)	2,388	235	(225)
Unfunded	(10)	11	12	(11)
Telkomsel	(547)	623	674	(602)
Post-employment health care benefits	(1,626)	1,958	1,864	(1,581)
Other post-employment benefits	(11)	12	4	(3)
Post-employment benefits UUCK (Telkom)	(11)	12	34	(29)

December 31, 2023
Funded:
Defined pension benefit obligation	(2,030)	2,387	235	(224)
Unfunded	(10)	12	13	(12)
Telkomsel	(529)	602	651	(582)
Post-employment health care benefits	(1,609)	1,939	1,845	(1,565)
Other post-employment benefits	(11)	12	3	(3)
Post-employment benefits UUCK (Telkom)	(10)	12	33	(28)

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

g.	Sensitivity Analysis (continued)

The sensitivity analysis was determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

31.	LONG SERVICE AWARDS (“LSA”) PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and Long Service Leaves (“LSL”). LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method amounted to Rp1,203 billion and Rp1,153 billion as of March 31, 2024 and December 31, 2023, respectively. The related benefit costs charged to expense amounted Rp78 billion and Rp72 billion for the three months period ended March 31, 2024 and 2023, respectively (Note 24).

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance costs, and investment in financial instruments
State-owned enterprises
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
PT Taspen (Persero) (“Taspen”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and electricity expenses
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Fixed assets insurance expenses and personal insurance expenses
PT BNI Life Insurance (“BNI Life Insurance”)	Entity under common control	Medical expenses
PT Mandiri Sekuritas (“Mandiri Sekuritas”)	Entity under common control	Consultant expenses
Bahana TCW	Entity under common control	Mutual funds
BTN	Entity under common control	Cash in bank and time deposits
BSI	Entity under common control	Cash in bank and time deposits
Sarana Multi Infrastruktur	Entity under common control	Other borrowing and finance costs
Other state-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses, and purchase of property and equipments
PT Omni Inovasi Indonesia Tbk. (“Omni Inovasi Indonesia”)	Associated company	Distribution of SIM cards and pulse reload voucher
PT Fintek Karya Nusantara (“Finarya”)	Associated company	Marketing expenses and distribution of SIM cards and pulse reload voucher
Indonusa	Associated company	Internet and data service revenues and other telecommunication service revenues
PT Kereta Cepat Indonesia China (“KCIC”)	Other related entities	Other telecommunication service revenue
Padi UMKM	Other related entities

Operational and maintenance expenses, collection fees, training expenses, internal security expenses, research and development expenses, printing expenses, meeting expenses, general and other administrative expenses, promotion expenses, advertising expenses, sales fees, customer education expenses, and marketing expenses

Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables as of March 31, 2024 and December 31, 2023 are unsecured and interest-free and the settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of March 31, 2024 and December 31, 2023, the Group recorded an increase of impairment loss from trade receivables of related party amounted to Rp78 billion and Rp47 billion, respectively.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties

	2024		2023
		% of total		% of total
	Amount	revenues	Amount	revenues
Revenues
Majority Stockholder
Ministry of Finance	94	0.25	60	0.17
Entities under common control
Indosat	590	1.58	484	1.34
Pertamina	173	0.46	197	0.55
BNI	142	0.38	144	0.40
Others (each below Rp100 billion)	397	1.06	360	1.00
Sub-total	1,302	3.48	1,185	3.29
Other related entities	98	0.26	9	0.02
Associated companies	3	0.01	2	0.01
Total	1,497	4.00	1,256	3.49

	2024		2023
		% of total		% of total
	Amount	expenses	Amount	expenses
Expenses
Entities under common control
PLN	667	2.56	637	2.55
Indosat	163	0.62	135	0.54
Others (each below Rp100 billion)	164	0.63	98	0.39
Sub-total	994	3.81	870	3.48
Other related entities
Padi UMKM	136	0.52	147	0.59
Others (each below Rp100 billion)	12	0.05	47	0.19
Sub-total	148	0.57	194	0.78
Associated companies	41	0.16	39	0.16
Total	1,183	4.54	1,103	4.42

	2024		2023
		% of total		% of total
	Amount	finance income	Amount	finance income
Finance income
Entities under common control
State-owned banks	95	28.36	100	41.84
Total	95	28.36	100	41.84

	2024		2023
		% of total		% of total
	Amount	finance cost	Amount	finance cost
Finance cost
Majority stockholder
Ministry of Finance	1	0.08	2	0.19
Entities under common control
State-owned banks	287	23.94	221	20.56
Sarana Multi Infrastruktur	7	0.58	26	2.42
Total	295	24.60	249	23.17

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties (continued)

	2024		2023
		% of total		% of total
	Amount	purchases	Amount	purchases
Purchase of property
and equipment
Entities under common control	12	0.24	17	0.23
Total	12	0.24	17	0.23

	2024		2023
		% of total		% of total
	Amount	revenues	Amount	revenue
Distribution of SIM
card and voucher
Associated companies	33	0.09	276	0.76
Total	33	0.09	276	0.76

c.	Balance of accounts with related parties

	March 31, 2024		December 31, 2023
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents
(Note 3)	18,811	6.53	19,024	6.63
Other current financial
asset (Note 4)	921	0.32	800	0.28
Trade receivables
(Note 5)	2,336	0.81	1,918	0.67

Contract assets
Majority stockholder
Ministry of Finance	29	0.01	36	0.01
Entities under common control	248	0.09	252	0.09
Associated companies	1	0.00	1	0.00
Other related entities	2	0.00	1	0.00
Total	280	0.10	290	0.10

Other current asset	34	0.01	53	0.02
Other non-current asset	5	0.00	5	0.00

	March 31, 2024		December 31, 2023
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 15)
Majority stockholder
Ministry of Finance	13	0.01	18	0.01
Entities under common control
State-owned enterprises	248	0.20	302	0.23
Indosat	129	0.10	129	0.10
Others	194	0.16	12	0.01
Sub-total	571	0.46	443	0.34
Associated companies	10	0.01	40	0.03
Other related entities	64	0.05	84	0.06
Total	658	0.53	585	0.44

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

c.	Balance of accounts with related parties (continued)

	March 31, 2024		December 31, 2023
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Accrued expenses
Majority stockholder
Ministry of Finance	2	0.00	1	0.00
Entities under common control
State-owned enterprises	116	0.09	137	0.10
State-owned banks	44	0.04	39	0.03
Sub-total	160	0.13	176	0.13
Total	162	0.13	177	0.13
Contract liabilities
Majority stockholder
Ministry of Finance	17	0.01	18	0.01
Entities under common control
State-owned enterprises	315	0.25	312	0.24
Others	1	0.00	1	0.00
Sub-total	316	0.25	313	0.24
Associated companies	9	0.01	13	0.01
Other related entities
KCIC	1,219	0.99	1,133	1
Others	1	0.00	2	0.00
Sub-total	1,220	0.99	1,135	0.87
Total	1,562	1.26	1,479	1.13
Customer deposits	19	0.02	19	0.01
Short-term bank loans (Note 18)	2,987	2.42	4,916	3.77
Two-step loans (Note 19a)	80	0.06	84	0.06
Long-term bank loans (Note 19c)	9,789	7.92	11,099	8.51
Other borrowings (Note 19d)	-	-	362	0.28

d.	Significant agreements with related parties

i.	The Government

The Company obtained two-step loans from the Government (Note 19a).

ii.	Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s Global System for Mobile (“GSM”) cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as enabling Indosat’s mobile customers to access the Company’s International Direct Dialing (“IDD”) service by dialing “007”.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.RELATED PARTIES TRANSACTIONS (continued)

d.	Significant agreements with related parties (continued)

ii.	Indosat (continued)

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective in the current year and can be applied until a new agreement becomes available.

On December 18, 2017, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, Sambungan Langsung Jarak Jauh (“SLJJ", and international) and mobile network for the implementation of cost-based tariff obligations under the MoCI Regulation No.8/Year 2006. These amendments took effect starting from January 1, 2018.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company also provides leased lines to Indosat and its subsidiaries, namely PT Aplikanusa Lintasarta (“Lintasarta”). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile, or other telecommunication services.

iii.	Others

The Company entered into an agreement with Lintasarta for the use of satellite transponders or the Company's subscribed circuit telecommunication satellite frequency channels.

e.Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of the Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners along with the leadership and management duties of the Directors. Total of such remuneration is as follows:

	2024		2023
		% of total		% of total
	Amount	expenses	Amount	expenses
Board of Directors	116	0.44%	109	0.44%
Board of Commissioners	50	0.18%	46	0.19%

The amounts disclosed in the table are amounts recognized as general and administration expense during the reporting periods.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS

The Group has four primary reportable segments, namely mobile, consumer, enterprise, and WIB. The mobile segment provides mobile voice, SMS, value added services, and mobile broadband. The consumer segment provides IndiHome services (bundled service of fixed wireline, pay TV, and internet) and other telecommunication services to residential customers. The enterprise segment provides end-to-end solution to corporate and institutional customers. The WIB segment provides interconnection services, broadband access, information technology services, data, and internet services to other licensed telecommunication operator and international customers. Other segment provides digital content products (music and game), big data, Business to Business (“B2B”) Commerce, and financial services to individual and corporate customers. There are no operating segments that have been aggregated to form the reportable segments.

Management monitors the operating results of the business units separately for the purpose of decision-making about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on group basis and are not separately monitored and allocated to operating segments.

Segment revenues and expenses include inter-segment transactions and are accounted at prices that management believes represent market prices.

	2024
							Adjustment
						Total	and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	21,091	6,862	4,472	4,760	126	37,311	118	37,429
Inter-segment revenues	802	(320)	6,523	4,848	522	12,375	(12,375)	-
Total segment revenues	21,893	6,542	10,995	9,608	648	49,686	(12,257)	37,429

Segment results	6,360	2,300	154	2,537	(233)	11,118	(975)	10,143
Other information
Capital expenditures	(2,181)	(1,579)	(622)	(695)	(1)	(5,078)	(24)	(5,102)
Depreciation and amortization	(5,173)	(1,468)	(925)	(1,563)	(4)	(9,133)	1,048	(8,085)
Provision recognized in
current period	(166)	(113)	(192)	(5)	(4)	(480)	34	(446)

	2023
							Adjustment
						Total	and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segmen	elimination	consolidated
Segment results
Revenues
External revenues	20,635	6,656	4,507	4,040	89	35,927	163	36,090
Inter-segment revenues	823	48	6,123	4,950	482	12,426	(12,426)	-
Total segment revenues	21,458	6,704	10,630	8,990	571	48,353	(12,263)	36,090

Segment results	7,207	2,426	(140)	2,281	(250)	11,524	(927)	10,597
Other information
Capital expenditures	(2,034)	(1,133)	(1,501)	(2,731)	(2)	(7,401)	(17)	(7,418)
Depreciation and amortization	(5,235)	(1,466)	(901)	(1,465)	(4)	(9,071)	1,190	(7,881)
Provision recognized in
current period	(112)	(124)	(466)	(4)	(3)	(709)	37	(672)

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS (continued)

Adjustments and eliminations:

a.Revenue reconciliation

	2024	2022
Total segment revenues	49,686	48,353
Revenue from other non-operating segments	118	163
Adjustment and inter-segment elimination	(12,375)	(12,426)
Consolidated revenues	37,429	36,090

b.Segment results reconciliation

	2024	2022
Total segment results	11,118	11,524
Loss from other non-operating segments	(515)	(457)
Adjustment and inter-segment elimination	405	364
Finance income	335	239
Finance cost	(1,199)	(1,075)
Share of profit (loss) of long-term investment in associates	(1)	2
Consolidated profit before income tax	10,143	10,597

c.Capital expenditure reconciliation

	2024	2023
Total segment capital expenditure	(5,078)	(7,401)
Capital expenditure from
other non-operating segments	(24)	(17)
Consolidated capital expenditure	(5,102)	(7,418)

d.Depreciation and amortization reconciliation

	2024	2023
Total segment depreciation and amortization	(9,133)	(9,071)
Depreciation and amortization from
other non-operating segments	(53)	(60)
Adjustment and inter-segment elimination	1,101	1,250
Consolidated depreciation and amortization	(8,085)	(7,881)

e.Provision recognized in current period reconciliation

	2024	2023
Total segment provision	(480)	(709)
Provision recognized from other
non-operating segments	1	0
Adjustment and inter-segment elimination	33	37
Consolidated provision recognized
in current period	(446)	(672)

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS (continued)

Geographic information:

	2024	2023
External revenues
Indonesia	35,097	34,184
Abroad	2,332	1,906
Total	37,429	36,090

The revenue information above is based on the location of the customers.

There are no revenue from major customer which exceeds 10% of total revenues for the three months period ended March 31, 2024 and 2023.

	March 31, 2024	December 31, 2023
Non-current operating assets
Indonesia	185,170	186,554
Abroad	2,927	2,932
Total	188,097	189,486

Non-current operating assets for segment reporting purpose consist of property and equipment and intangible assets.

34.	TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure, and with respect to the price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in MoCI Regulation No. 5/2021 dated March 31, 2021 concerning “Telecommunication Operation”. This Decree replaced the previous Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

i. Activation fee

ii. Monthly subscription charges

iii. Usage charges, and

iv. Additional facilities fee.

b.	Mobile cellular telephone tariffs

On March 31, 2021, MoCI issued MoCI Regulation No. 5/2021, which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost.

Under MoCI Regulation No. 5/2021, cellular tariffs for the operation of telecommunication services connected through mobile cellular network consist of the following:

(i)Basic telephony services tariff
(ii)Roaming tariff, and/or
(iii)Multimedia services tariff

with the following traffic structure:

(i)Activation fee
(ii)Monthly subscription charges, and/or
(iii)Usage charges

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

34.	TELECOMMUNICATIONS SERVICE TARIFFS (continued)

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No. 118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 andNo. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.Network lease tariffs

In 2008, the Director General of Post and Telecommunication issued Decree No. 115 of 2008 which stated its agreement on Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal. Through MoCI Regulation No. 5/2021, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.	Capital expenditures

As of March 31, 2024, capital expenditures committed under the contractual arrangements are Rp9,775 billion and US$228 million.

The above balance includes the following significant agreements:

Contracting parties	Date of agreement	Significant part of the agreement
Telkomsel and PT Phincon	September 12, 2019 - September 12, 2024	Development and Rollout Agreement ("DRA") and Technical Support Agreement ("TSA") Customer Relationship Management ("CRM") Solution System Integrator
Telkomsel, PT Ericsson Indonesia, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2021 - January 31, 2027	Procurement Agreement for Radio Ultimate Solution ("ROA") and TSA
Telkomsel, PT Sempurna Global Pratama, PT Lintas Teknologi Indonesia, and PT Ericsson Indonesia	September 1, 2021 - September 1, 2024	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	October 8, 2021 - October 8, 2024	Agreement Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development
Telkomsel and PT Application Solutions	October 8, 2021 - October 8, 2024	TSA for OCS and SCP
Telkomsat and Thales Alenia Space France ("TAS")	October 28, 2021 - October 27, 2037	Procurement and Installation Agreement of HTS 113BT Satellite System
Telkomsel and PT Ericsson Indonesia	February 13, 2022 - February 12, 2025	Procurement Agreement for CS Core Solution ROA and TSA
Telkomsel and PT Lintas Teknologi Indonesia	February 13, 2022 - February 12, 2025	Procurement Agreement for CS Core Solution ROA and TSA
Telkomsel and PT Huawei Tech Investment	March 24, 2022 - March 24, 2025	Procurement Agreement for GGSN
Telkomsat and Space Exploration Technologies Corporation ("SpaceX")	April 19, 2022 - June 30, 2025	Procurement Agreement for Launch Service of HTS 113BT Satellite
The Company and PT Lintas Teknologi Indonesia	July 22, 2022 - July 5, 2024	Procurement Agreement and Installation DWDM Nokia Platform

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.	Borrowings and other credit facilities

(i)	As of March 31, 2024, the Company has bank guarantee facilities for tender bonds, performance bonds, maintenance bonds, deposit guarantee, and advance payment bonds for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	June 15, 2024	Rp	13
BNI	500	March 31, 2025	Rp	67
Bank Mandiri	500	June 21, 2025	Rp	114
Total	1,500			194

(ii)	As of March 31, 2024, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1,000	September 25, 2028	Rp	618
BNI	2,100	December 11, 2024	Rp	1,444
Total	3,100			2,062

Bank guarantee facility with BRI and BNI are mainly for performance bond and surely bond of radio frequency (Note 35c.i).

(iii)	Telin has a bank guarantee facilities from Bank Mandiri with a maximum credit limit of US$25 million or equal to Rp397 billion will expire on December 23, 2024. As of March 31, 2024, there is no bank guarantee facility used.

c.	Others

(i)	Radio frequency usage

With reference to Law No. 36 of 1999, the use of radio frequency spectrum and the cost of using radio frequency are determined by the government. With reference to the Decision Letter No. 025/TEL.01.02/2022 Year 2022 dated January 28, 2022 of the MoCI, the MoCI granted Telkomsel the rights to provide mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1,800 MHz, 2.1 GHz and 2.3 GHz; and basic telecommunication services.

With reference to Decision Letters No. 509 Year 2016, No. 1896 year 2017, No. 806 Year 2019, No. 620 Year 2020, No. 178 Year 2021, No. 479 Year 2022, No. 90 Year 2023, and No. 188 Year 2023 of the MoCI, Telkomsel is required, among other things, to:

1.	Issue a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz.
2.	Issue a surety bond each year amounting Rp360 billion for both spectrum 2.3 GHz Block A and C.
3.	Issue a surety bond amounting Rp617.15 billion for spectrum 2.1 GHz.
4.	Pay an annual right of usage (“BHP”) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

The following are radio frequency band licenses owned by Telkomsel along with the BHP fees paid during current year:

1.	Radio frequency for band 800 MHz, 900 MHz, and 1,800 MHz

Based on Decree No. 620 Year 2020 of the MoCI, concerning the extension of the determination of radio frequency bands 800 MHz, 900 MHz and 1,800 MHz, Telkomsel should pay annual frequency usage fees from 2020 to 2030.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(i)	Radio frequency usage (continued)

2.	Radio frequency for band up to 2.1 GHz

License No.	Description
Decree No. 90 Year 2023 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	On February 27, 2023, Telkomsel was granted to utilize the annual radio frequency license for band 1,975 – 1,980 MHz paired with 2,165 – 2,170 MHz until March 18, 2033.
Decree No. 509 Year 2016 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCI granted the extension of the radio frequency license for band 1,970 – 1,975 MHz paired with 2,160 – 2,165 MHz until March 28, 2026.
Decree No. 806 Year 2019 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCI granted the extension of the radio frequency license for band 1,965 – 1,970 MHz paired with 2,155 – 2,160 MHz until September 30, 2029.
Decree No. 479 Year 2022 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	Telkomsel as the winner of auction and was granted to utilize the radio frequency license for band 1,960 – 1,965 MHz paired with 2,150 – 2,155 MHz effective from January 11, 2023.

3.	Radio frequency for band up to 2.3 GHz

License No.	Description
Decree No. 1896 Year 2017 of the MoCI	Telkomsel was appointed to use the radio frequency license for band 2,300 – 2,330 Mhz until 2026.
Decree No. 178 Year 2021 of the MoCI	Telkomsel as the winner to utilize the radio frequency license for band 2,330 – 2,340 MHz paired with 2,340 – 2,350 MHz for Block A and Block C, respectively until 2030.
Decree No. 487 Year 2022 of the MoCI amd. Decree No. 92 Year 2023 of the MoCI	On November 18, 2022, Telkomsel received a right to use reallocated radio frequency license for band 2,340 – 2,355 MHz paired with 2,330 – 2,360 MHz.
Decree No. 188 Year 2023 of the MoCI	On April, 2023, Telkomsel was granted an approval to allocate part of the rights-of-use of 2.3 GHz radio frequency spectrum to PT Smart Telecom.

(ii)	Radio frequency spectrum cooperation agreement

The MoCI has given approval to Telkomsel for a cooperation on the use of radio frequency spectrum with KCIC through a letter No. B-171/M.KOMINFO/SP.01.01/03/2023 dated March 17, 2023, regarding the Cooperation Agreement on the Use of Radio Frequency Spectrum in the range of 891 – 895 MHz paired with 936 – 940 MHz, with a period up to December 14, 2030.

As result from this agreement, KCIC shall pay to the Company several compensations, which are annual utilization fees totaling Rp878 billion, network recovery fee of Rp1,250 billion, as well as incremental operational and maintenance costs

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(iii)	Supplier of Google product cooperation agreement

On November 10, 2022, Sigma and PT Google Cloud Indonesia (“Google”) signed a cooperation agreement authorizing Sigma as a supplier of Google products. This Agreement requires Sigma to meet the minimum commitment to purchase Google products and is obligated to pay the difference between the realized value of the purchase of Google products and the minimum commitment. The minimum commitment values from November 2023 up to November 2024 and November 2024 up to November 2025 are US$4,500 million and US$9,000 million, respectively.

(iv)USO

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Mitratel on December 9, 2011) was selected by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”), now has been renamed as Badan Aksesibilitas Telekomunikasi dan Informasi (“BAKTI”) as a provider of the USO Program in the border areas with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No. 792/1/ARB-BANI/2016 requesting BAKTI to pay compensation to Telkomsel amounting to Rp218 billion, and as of the date of the issuance of these consolidated financial statements Telkomsel has received the payment from BAKTI amounting to Rp91 billion (before tax) and no additional payment.

The MoCI issued Regulation No. 5 Year 2021 dated March 31, 2021 which replaced previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Based on Decree No. 827/KOMINFO/BAKTI.31/KS.1/10/2021 dated October 4, 2021 of BAKTI granted Telkomsel as operating cooperation partners (“KSO”) for eight packages KSO, which cover Nusa Tenggara, Kalimantan, Sulawesi, Maluku, West Papua, West Central Papua, North Central Papua and South East Papua for period from 2021 until 2031.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

36.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	March 31, 2024
	US Dollar	Japanese Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	527.66	5.66	11.40	8,539
Other current financial assets	26.25	-	-	416
Trade receivables
Related parties	0.17	-	0.01	3
Third parties	134.40	-	13.20	2,341
Contract assets	7.26	-	-	115
Other receivables	1.44	-	0.57	32
Other current assets	1.01	-	0.96	31
Long-term investment in financial instruments	366.21	-	6.75	5,912
Other non-current assets	0.37	-	0.41	14
Total assets	1,064.77	5.66	33.30	17,403
Liabilities
Trade payables
Related parties	(0.10)	-	-	(2)
Third parties	(226.67)	(35.24)	(8.68)	(3,734)
Other payables	(0.59)	-	(2.46)	(48)
Accrued expenses	(33.40)	(8.25)	1.31	(511)
Customer deposits	(3.95)	-	(0.14)	(65)
Current maturities of long-term borrowings	(7.47)	(767.90)	(0.25)	(203)
Long-term borrowings - net of current maturities	(31.13)	-	(1.51)	(517)
Other liabilities	(0.09)	-	-	(1)
Total liabilities	(303.40)	(811.39)	(11.73)	(5,081)
Assets (liabilities) - net	761.37	(805.73)	21.57	12,322

	December 31, 2023
	US Dollar	Japanese Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	263.35	5.66	16.23	4,271
Other current financial assets	27.15	-	-	419
Trade receivables
Related parties	0.14	-	0.03	2
Third parties	152.98	-	11.71	2,525
Contract assets	6.90	-	-	107
Other receivables	0.51	-	1.10	25
Other current assets	1.40	-	2.61	34
Long-term investment in financial instruments	376.76	-	5.90	5,902
Other non-current assets	0.35	-	0.49	14
Total assets	829.54	5.66	38.07	13,299
Liabilities
Trade payables
Related parties	(0.14)	-	-	(2)
Third parties	(164.46)	(26.73)	(10.42)	(2,677)
Other payables	2.32	-	(7.73)	(55)
Accrued expenses	(32.26)	(2.61)	(4.53)	(549)
Customer deposits	(2.93)	-	(0.14)	(47)
Current maturities of long-term borrowings	(11.29)	(767.90)	(0.25)	(262)
Long-term borrowings – net of current maturities	(31.89)	-	(1.62)	(516)
Other liabilities	(0.09)	-	-	(1)
Total liabilities	(240.74)	(797.24)	(24.69)	(4,109)
Assets (liabilities) - net	588.80	(791.58)	13.38	9,190

*	Assets and liabilities denominated in other foreign currencies are presented as US. Dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS

a.	Fair value of financial assets and financial liabilities

i.	Classification

(a)	Financial asset
		March 31, 2024	December 31, 2023
	Amortized cost
	Cash and cash equivalents	29,521	29,007
	Other current financial assets	1,378	1,359
	Trade receivables	11,820	10,667
	Other receivables	262	266
	Other non-current assets	162	155
	FVTPL
	Long-term investment in financial instruments	7,642	8,028
	Other current financial assets	85	302
	FVTOCI
	Long-term investment in financial instruments	25	25
	Total financial assets	50,895	49,809

(b)	Financial liabilities
		March 31, 2024	December 31, 2023
	Financial liabilities measured at amortized cost
	Trade payables	16,544	18,608
	Other payables	520	441
	Accrued expenses	14,451	13,079
	Customers deposits	38	42
	Short-term bank loans	7,686	9,650
	Two-step loans	80	84
	Bonds and MTN	5,343	5,343
	Long-term bank loans	27,791	32,260
	Other borrowings	-	362
	Lease liabilities	20,402	20,425
	Total financial liabilities	92,855	100,294

ii.	Fair values

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
March 31, 2024	value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	85	85	85	-	-
Long-term investment in financial instruments	7,642	7,642	1,660	-	5,982
FVTOCI
Long-term investment in financial instruments	25	25	-	-	25
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	80	81	-	-	81
Bonds and MTN	5,343	6,164	5,625	-	539
Long-term bank loans	27,791	27,210	-	-	27,210
Lease liabilities	20,402	20,402	-	-	20,402
Total	61,368	61,609	7,370	-	54,239

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant (continued):

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
December 31, 2023	value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	302	302	302	-	-
Long-term investment in financial instruments	8,028	8,028	2,056	-	5,972
FVTOCI
Long-term investment in financial instruments	25	25	-	-	25
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	84	83	-	-	83
Bonds and MTN	5,343	6,120	5,586	-	534
Long-term bank loans	32,260	31,473	-	-	31,473
Other borrowings	362	362	-	-	362
Lease liabilities	20,425	20,425	-	-	20,425
Other liabilities	141	141	-	-	141
Total	66,970	66,959	7,944	-	59,015

Gain on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income for the three months period ended March 31, 2024 amounting to Rp10 billion.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) for the three months period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

	March 31, 2024	December 31, 2023
Beginning balance	5,997	6,358
Gain (loss) recognized in consolidated statement
of profit or loss and other comprehensive income	10	(687)
Purchase/addition	-	330
Settlement/deduction	-	(4)
Ending balance	6,007	5,997

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

iii.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets (other non-current assets (long-term trade receivables and restricted cash)) approximate their carrying amounts as the impact of discounting is not significant.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)	Fair value through profit or loss, primarily consist of stocks, mutual funds, corporate and government bonds, and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar at the reporting date.
(b)	The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgemental and involve various limitations, including:

(a)	Fair values presented do not take into consideration the effect of future currency fluctuations.
(b)	Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.	Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk, and interest rate risk), credit risk, and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Group Financial Accounting & Treasury unit under policies approved by the Board of Directors. The Group Financial Accounting & Treasury unit identifies, evaluates and hedges financial risks.

i.	Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in US Dollars and Japanese Yen. The Group’s exposures to other foreign exchange rates are not material.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

i.	Foreign exchange risk (continued)

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	March 31, 2024		December 31, 2023
	US Dollar	Japanese Yen	US Dollar	Japanese Yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	1.06	0.01	0.83	0.01
Financial liabilities	(0.30)	(0.81)	(0.24)	(0.80)
Net exposure	0.76	(0.80)	0.59	(0.79)

Sensitivity analysis

A strengthening of the US Dollar and Japanese Yen, as indicated below, against the Rupiah at March 31, 2024 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
March 31, 2024
US Dollar (1% strengthening)	121
Japanese Yen (5% strengthening)	(4)

A weakening of the US Dollar and Japanese Yen against the Rupiah at March 31, 2024, would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ii.	Market price risk

The Group is exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains and losses arising from changes in the fair value of financial assets measured at FVTPL are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s financial assets measured at FVTPL is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of March 31, 2024, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

iii.	Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 18 and 19). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	March 31, 2024	December 31, 2023
Fixed rate borrowings	33,966	38,386
Variable rate borrowings	27,336	29,738

Sensitivity analysis for variable rate borrowings

As of March 31, 2024, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp68 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	March 31, 2024	December 31, 2023
Cash and cash equivalents	29,521	29,007
Other current financial assets	1,463	1,661
Trade receivable	11,820	10,667
Other receivable	262	266
Other non-current assets	162	155
Total	43,228	41,756

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection. Credit risk from balances with banks and financial institutions is managed by the Group Financial Accounting & Treasury Unit in accordance with the Group’s written policy.

The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 3.43% of trade receivables as of March 31, 2024 (2023: 3.53%).

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

v.	Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2028 and
	amount	cash flows	2024	2025	2026	2027	thereafter
March 31, 2024
Trade payables	16,544	(16,544)	(16,544)	-	-	-	-
Other payables	520	(520)	(520)	-	-	-	-
Accrued expenses	14,451	(14,451)	(14,451)	-	-	-	-
Customer deposits	38	(38)	(38)	-	-	-	-
Interest bearing loans and
other borrowings:
Short-term bank loans	7,686	(7,686)	(7,686)	-	-	-	-
Two-step loans	80	(82)	(82)	-	-	-	-
Bonds and MTN	5,343	(10,025)	(1,077)	(2,445)	(293)	(293)	(5,917)
Long-term bank loans	27,791	(33,386)	(8,804)	(5,767)	(6,872)	(4,541)	(7,402)
Lease liabilities	20,402	(24,708)	(7,872)	(1,783)	(3,352)	(2,701)	(9,000)
Total	92,855	(107,440)	(57,074)	(9,995)	(10,517)	(7,535)	(22,319)

	Carrying	Contractual					2027 and
	amount	cash flows	2024	2025	2026	2027	thereafter
December 31, 2023
Trade payables	18,608	(18,608)	(18,608)	-	-	-	-
Other payables	441	(441)	(441)	-	-	-	-
Accrued expenses	13,079	(13,079)	(13,079)	-	-	-	-
Customer deposits	42	(42)	(42)	-	-	-	-
Interest bearing loans and
other borrowings:
Short-term bank loans	9,650	(9,650)	(9,650)	-	-	-	-
Two-step loans	84	(85)	(85)	-	-	-	-
Bonds and MTN	5,343	(10,163)	(1,086)	(2,574)	(293)	(293)	(5,917)
Long-term bank loans	32,260	(38,386)	(11,194)	(8,090)	(6,901)	(4,569)	(7,632)
Other borrowings	362	(370)	(370)	-	-	-	-
Lease liabilities	20,425	(24,498)	(6,614)	(3,564)	(3,073)	(2,573)	(8,674)
Other liabilities	141	(146)	(4)	(36)	(36)	(35)	(35)
Total	100,435	(115,468)	(61,173)	(14,264)	(10,303)	(7,470)	(22,258)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the effective interest rates as of reporting date.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

38.	CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	March 31, 2024		December 31, 2023
	Amount	Portion	Amount	Portion
Short-term debts	7,686	3.78%	9,650	4.73%
Long-term debts	53,616	26.38%	58,474	28.68%
Total debts	61,302	30.16%	68,124	33.41%
Equity attributable to owners
of the parent company	141,917	69.84%	135,744	66.59%
Total	203,219	100.00%	203,868	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones with have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of March 31, 2024 and December 31, 2023, respectively, were as follows:

	March 31, 2024	December 31, 2023
Total interest-bearing debts	61,302	68,124
Less: cash and cash equivalents	(29,521)	(29,007)
Net debts	31,781	39,117
Total equity attributable to owners of the parent company	141,917	135,744
Net debt-to-equity ratio	22.39%	28.82%

As stated in Note 19, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the period ended March 31, 2024 and December 31, 2023, the Group has complied with externally imposed capital requirements.

Table of Contens	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024 and For the Three Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

39.	SUPPLEMENTAL CASH FLOWS INFORMATION

a.	The non-cash investing activities for the three months period ended March 31, 2024 and 2023 are as follows:

	2024	2023
Acquisition of property and equipment:
Credited to trade payables	2,606	2,410
Borrowing cost capitalization	40	50

Addition of right of uses assets credited
to leases (Note 12)	2,038	3,374

Acquisition of intangible assets:
Credited to trade payables	278	275

b.	The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
			Foreign exchange		Other
	January 1, 2024	Cash flows	movement	New leases	Changes	March 31, 2024
Short-term bank loans	9,650	(1,964)	-	-	-	7,686
Two step loans	84	-	(4)	-	-	80
Bonds	5,343	-	-	-	-	5,343
Long-term bank loans	32,260	(4,479)	4	-	6	27,791
Other borrowings	362	(362)	-	-	-	-
Lease liabilities	20,425	(2,556)	13	2,038	482	20,402
Total liabilities from
financing activities	68,124	(9,361)	13	2,038	488	61,302